UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

28 February 2006

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS.333-126811, 333-85646 AND 333-12384) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE SUPERCEDED IN ITS ENTIRETY BY, AND UPON THE FILING OF, THE ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005 TO BE FILED JOINTLY BY BARCLAYS PLC AND BARCLAYS BANK PLC.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

The results of Barclays PLC and Barclays Bank PLC for the year ended 31st December 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: February 28, 2006	By:	/s/ Patrick Gonsalves
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 28, 2006	By:	/s/ Patrick Gonsalves
Patrick Gonsalves
Joint Secretary

This document includes portions from the previously published results announcement of Barclays PLC for the year ended 31 December 2005, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission. In addition, this document includes data relating to Barclays Bank PLC, the wholly owned subsidiary of Barclays plc. The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K Item 10 (e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures, as of, and for the period ended, 31 December 2005, and does not update or otherwise supplement the information contained in the results announcement, which speaks only as of its date.

In this document certain non-IFRS measures are reported. Barclays management believes that these non-IFRS measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management.

An audit opinion has not been rendered on this announcement.

BARCLAYS PLC

PRELIMINARY ANNOUNCEMENT OF RESULTS FOR 2005

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, ENGLAND, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

i

BARCLAYS PLC

The information in this announcement, which was approved by the Board of Directors on 20th February 2006, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’). Statutory accounts, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), will be delivered to the Registrar of Companies in accordance with Section 242 of the Act. The 2005 Annual Review and Summary Financial Statement will be posted to shareholders together with the Group’s full Annual Report for those shareholders who request it.

International Financial Reporting Standards

The Group has applied International Financial Reporting Standards (IFRS) from 1st January 2004, with the exception of the standards relating to financial instruments and insurance contracts which are applied only with effect from 1st January 2005. Therefore the impacts of adopting IAS 32, IAS 39 and IFRS 4 are not included in the 2004 comparatives in accordance with IFRS 1 and financial instruments and insurance contracts are accounted for under UK GAAP in 2004.

The results for 2005 are therefore not entirely comparable to those for 2004 in affected areas. For a fuller discussion of the transitional impacts of IFRS, please refer to the IFRS Transition Report 2004/2005, released 11th May 2005. The IFRS Transition Report provided the reconciliations required by IFRS and the provisional accounting policies expected to be applied in the preparation of the 2005 financial statements. The Interim Results Announcement on 5th August 2005 amended the reconciliations and the provisional accounting policies for the use of the fair value option. The financial information in this announcement has been prepared in accordance with these amended accounting policies. A summary of the Group’s significant accounting policies will be included in the 2005 Annual Report. Dashes have been used to indicate where changes in policy cause an item to be not applicable and where there is no amount to report.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group’s business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition - a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

.

ii

21st February 2006

BARCLAYS PLC

SUMMARY OF KEY INFORMATION1

Group Results	2005		2004		% Change
	£m		£m
Total income net of insurance claims	17,333		14,108		23
Impairment charge and other credit provisions	(1,571)		(1,093)		44
Operating expenses	(10,527)		(8,536)		23
Profit before tax	5,280		4,580		15
Profit attributable to minority interests	(394)		(47)		738
Profit attributable to equity holders of the parent	3,447		3,254		6

Earnings per share	54.4	p	51.0	p	7
Proposed full year dividend per share	26.6	p	24.0	p	11

Post-tax return on average shareholders’ equity	21.1%		21.7%

					% Change
	£m		£m
Summary of divisional profit before tax[2]
UK Banking	2,455		2,265		8
UK Retail Banking	1,027		963		7
UK Business Banking	1,428		1,302		10
Barclays Capital	1,272		1,020		25
Barclays Global Investors	542		336		61
Wealth Management	172		110		56
Barclaycard	687		843		(19)
International Retail and Commercial Banking (IRCB)	690		293		135
IRCB - ex Absa	355		293		21
IRCB - Absa	335		—		—

[1]	In this document the income statement analysis compares, unless stated otherwise, the year ended 31st December 2005 to the corresponding period of 2004. Balance sheet comparisons, unless stated otherwise, relate to the corresponding position at 31st December 2004. 2004 comparatives do not include additional impacts arising from the first time application of IAS 32 (Financial instruments: Disclosure and Presentation), IAS 39 (Financial instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts), which were applied from 1st January 2005.
[2]	Summary excludes Wealth Management-closed life assurance activities and Head office functions and other operations. Full analysis of business profit before tax is on page 10.

BARCLAYS PLC

FINANCIAL HIGHLIGHTS

		2005	2004
		£m	£m
RESULTS
Net interest income		8,075	6,833
Net fee and commission income		5,705	4,847
Principal transactions[1]		3,179	2,514
Net premiums from insurance contracts		872	1,042
Other income		147	131
Total income		17,978	15,367
Net claims and benefits paid on insurance contracts		(645)	(1,259)
Total income net of insurance claims		17,333	14,108
Impairment charge and other credit provisions		(1,571)	(1,093)
Net income		15,762	13,015
Operating expenses (including amortisation of intangible assets)		(10,527)	(8,536)
Share of post-tax results of associates and joint ventures		45	56
Profit on disposal of associates and joint ventures		—	45
Profit before tax		5,280	4,580
Profit attributable to equity holders of the parent		3,447	3,254

		p	p
PER ORDINARY SHARE
Earnings		54.4	51.0
Diluted earnings		52.6	49.8
Proposed full year dividend		26.6	24.0
Net asset value		269	246

		%	%
PERFORMANCE RATIOS
Post-tax return on average shareholders’ equity		21.1	21.7
Cost:income ratio[2]		61	61
Cost:net income ratio[3]		67	66

	2005	As at 01.01.05	2004
	£m	£m	£m
BALANCE SHEET
Shareholders’ equity excluding minority interests	17,426	15,287	15,870
Minority interests	7,004	3,330	894
Total shareholders’ equity	24,430	18,617	16,764
Loan capital	12,463	10,606	12,277
Total capital resources	36,893	29,223	29,041
Total assets	924,357	715,600	538,181
Weighted risk assets	269,148	219,758	218,601

	%	%	%
CAPITAL RATIOS
Tier 1 ratio	7.0	7.1	7.6
Risk asset ratio	11.3	11.8	11.5

[1]	Principal transactions comprise net trading income and net investment income.
[2]	The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
[3]	The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

BARCLAYS PLC

CONSOLIDATED INCOME STATEMENT

	2005		2004
	£m		£m
Continuing operations
Interest income	17,232		13,880
Interest expense	(9,157)		(7,047)
Net interest income	8,075		6,833
Fee and commission income	6,430		5,509
Fee and commission expense	(725)		(662)
Net fee and commission income	5,705		4,847
Net trading income	2,321		1,487
Net investment income	858		1,027
Principal transactions	3,179		2,514
Net premiums from insurance contracts	872		1,042
Other income	147		131

Total income	17,978		15,367
Net claims and benefits paid on insurance contracts	(645)		(1,259)

Total income net of insurance claims	17,333		14,108
Impairment charge and other credit provisions	(1,571)		(1,093)

Net income	15,762		13,015
Operating expenses excluding amortisation of intangible assets	(10,448)		(8,514)
Amortisation of intangible assets	(79)		(22)
Operating expenses	(10,527)		(8,536)
Share of post-tax results of associates and joint ventures	45		56
Profit on disposal of associates and joint ventures	—		45

Profit before tax	5,280		4,580
Tax	(1,439)		(1,279)

Profit for the year	3,841		3,301

Profit attributable to minority interests	394		47
Profit attributable to equity holders of the parent	3,447		3,254

	3,841		3,301

	p		p
Basic earnings per ordinary share	54.4		51.0
Diluted earnings per share	52.6		49.8

Paid and proposed dividends per ordinary share:
Interim paid	9.20		8.25
Final proposed	17.40		15.75

Interim dividend	£582	m	£528	m
Proposed final dividend	£1,105	m	£1,001	m

BARCLAYS PLC

CONSOLIDATED BALANCE SHEET

	2005	As at 01.01.05	2004
	£m	£m	£m
Assets
Cash and balances at central banks	3,906	3,238	1,753
Items in the course of collection from other banks	1,901	1,772	1,772
Treasury bills and other eligible bills	—	—	6,658
Trading portfolio assets	155,723	110,033	—
Financial assets designated at fair value:			—
held on own account	12,904	9,799	—
held in respect of linked liabilities to customers under investment contracts	83,193	63,124	—
Derivative financial instruments	136,823	94,211	—
Loans and advances to banks	31,105	25,728	80,632
Loans and advances to customers	268,896	207,259	262,409
Debt securities	—	—	130,311
Equity shares	—	—	11,399
Available for sale financial investments	53,497	48,097	—
Reverse repurchase agreements and cash collateral on securities borrowed	160,398	139,574	—
Other assets	4,620	3,647	25,915
Insurance assets including unit-linked assets	114	109	8,576
Investments in associates and joint ventures	546	429	429
Goodwill	6,022	4,518	4,518
Intangible assets	1,269	139	139
Property plant and equipment	2,754	2,282	2,282
Deferred tax assets	686	1,641	1,388

Total assets	924,357	715,600	538,181

BARCLAYS PLC

CONSOLIDATED BALANCE SHEET

	2005	As at 01.01.05	2004
	£m	£m	£m
Liabilities
Deposits from banks	75,127	74,735	111,024
Items in the course of collection due to other banks	2,341	1,205	1,205
Customer accounts	238,684	194,478	217,492
Trading portfolio liabilities	71,564	59,114	—
Financial liabilities designated at fair value:
held on own account	33,385	5,320	—
Liabilities to customers under investment contracts	85,201	64,609	—
Derivative financial instruments	137,971	94,429	—
Debt securities in issue	103,328	76,154	83,842
Repurchase agreements and cash collateral on securities lent	121,178	98,582	—
Other liabilities	11,131	9,869	82,936
Current tax liabilities	747	621	621
Insurance contract liabilities including unit-linked liabilities	3,767	3,596	8,377
Subordinated liabilities:
Undated loan capital-non convertible	4,397	4,208	6,149
Dated loan capital-convertible	38	15	15
Dated loan capital-non convertible	8,028	6,383	6,113
Deferred tax liabilities	700	1,397	1,362
Other provisions for liabilities	517	403	416
Retirement benefit liabilities	1,823	1,865	1,865

Total liabilities	899,927	696,983	521,417

Shareholders’ equity
Called up share capital	1,623	1,614	1,614
Share premium account	5,650	5,524	5,524
Available for sale reserve	225	314	—
Cash flow hedging reserve	70	302	—
Capital redemption reserve	309	309	309
Other capital reserve	617	617	617
Translation reserve	156	(58)	(58)
Retained earnings	8,957	6,784	7,983
Less: treasury shares	(181)	(119)	(119)

Shareholders’ equity excluding minority interests	17,426	15,287	15,870
Minority interests	7,004	3,330	894

Total shareholders’ equity	24,430	18,617	16,764

Total liabilities and shareholders’ equity	924,357	715,600	538,181

BARCLAYS PLC

FINANCIAL REVIEW

Results by business

The following section analyses the Group’s performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

•	UK Banking, comprising

•	UK Retail Banking
•	UK Business Banking

•	Barclays Capital

•	Barclays Global Investors

•	Wealth Management

•	Wealth Management - closed life assurance activities

•	Barclaycard

•	International Retail and Commercial Banking, comprising

•	International Retail and Commercial Banking - excluding Absa

•	International Retail and Commercial Banking - Absa, included with effect from 27th July 2005

•	Head office functions and other operations

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.

UK Retail Banking

UK Retail Banking comprises Personal Customers, Mortgages, Small Business and UK Premier. This cluster of businesses aims to build broader and deeper relationships with both existing and new customers. Personal Customers and Mortgages provide a wide range of products and services to retail customers, including current accounts, savings, mortgages, and general insurance. Small Business provides banking services to small businesses. UK Premier provides banking, investment products and advice to affluent customers.

UK Business Banking

UK Business Banking provides relationship banking to Barclays larger and medium business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital. UK Business Banking provides asset financing and leasing solutions through a specialist business.

BARCLAYS PLC

FINANCIAL REVIEW

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets sales, trading and research, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credits, as well as hybrid capital products, asset based finance, commercial mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk-controlled active products, including hedge funds. BGI also provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 140 funds for institutions and individuals trading in eleven markets globally. BGI’s investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost.

Wealth Management

Wealth Management serves affluent, high net worth and corporate clients, providing private banking, offshore banking, stockbroking, asset management and financial planning services.

Wealth Management - closed life assurance activities

Wealth Management - closed life assurance activities comprise the closed life assurance businesses of Barclays and Woolwich in the UK.

BARCLAYS PLC

FINANCIAL REVIEW

Barclaycard

Barclaycard is a multi-brand international credit card and consumer lending business; it is one of the leading credit card businesses in Europe.

In the UK, Barclaycard manages the Barclaycard branded credit cards and other non-Barclaycard branded card portfolios including Monument, SkyCard and Solution Personal Finance. In consumer lending, Barclaycard manages both secured and unsecured loan portfolios, through Barclays branded loans, being mostly Barclayloan, and also through the FirstPlus and Clydesdale Financial Services businesses.

Outside the UK, Barclaycard provides credit cards in the United States through Barclaycard US (previously Juniper), Germany, Spain, Greece, Italy, Portugal and a number of other countries. In the Nordic region, Barclaycard operates through Entercard, a joint venture with FöreningsSparbanken (Swedbank).

Barclaycard Business processes card payments for retailers and issues purchasing and credit cards to business customers and to the UK Government.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International Retail and Commercial Banking, to leverage their distribution capabilities.

International Retail and Commercial Banking

International Retail and Commercial Banking provides Barclays international personal and corporate customers with banking services. The products and services offered to customers are tailored to meet the regulatory and commercial environments within each country. For reporting purposes in 2005, the operations have been grouped into two components: International Retail and Commercial Banking excluding Absa encompasses Barclays operations in continental Europe, Africa and the Middle East and the Caribbean joint venture; and International Retail and Commercial Banking - Absa represents the total business of Absa Group Limited in which Barclays acquired a majority stake on 27th July 2005.

International Retail and Commercial Banking - excluding Absa

International Retail and Commercial Banking excluding Absa provides a range of banking services, including current accounts, savings, investments, mortgages and loans to personal and corporate customers across Spain, Portugal, France, Italy, the Caribbean, Africa and the Middle East.

International Retail and Commercial Banking excluding Absa works closely with other parts of the Group, including Barclaycard, UK Banking, Barclays Capital and Barclays Global Investors, to leverage synergies from product and service propositions.

International Retail and Commercial Banking - Absa

Absa Group Limited is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including basic bank accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services; for commercial and large corporate customers Absa offers customised business solutions. As at 31st December 2005, Barclays owned 56.6% of Absa Group Limited’s ordinary shares and has voting control.

BARCLAYS PLC

FINANCIAL REVIEW

Head office functions and other operations

Head office functions and other operations comprise:

•	Head office and central support functions

•	discontinued businesses in transition

•	consolidation adjustments

Head office and central support functions comprise the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Discontinued businesses in transition principally relate to Middle Eastern corporate banking businesses and airline leasing activities. These businesses are centrally managed with the objective of maximising recovery from the assets.

Consolidation adjustments largely reflect the elimination of inter segment transactions.

BARCLAYS PLC

SUMMARY OF RESULTS

Analysis of profit attributable to equity holders of the parent

	2005	2004
	£m	£m
UK Banking	2,455	2,265
UK Retail Banking	1,027	963
UK Business Banking	1,428	1,302
Barclays Capital	1,272	1,020
Barclays Global Investors	542	336
Wealth Management	172	110
Wealth Management - closed life assurance activities	(6)	(52)
Barclaycard	687	843
International Retail and Commercial Banking	690	293
International Retail and Commercial Banking - ex Absa	355	293
International Retail and Commercial Banking - Absa	335	—
Head office functions and other operations	(532)	(235)

Profit before tax	5,280	4,580
Tax	(1,439)	(1,279)

Profit for the year	3,841	3,301
Profit attributable to minority interests	(394)	(47)

Profit attributable to equity holders of the parent	3,447	3,254

BARCLAYS PLC

TOTAL ASSETS AND WEIGHTED RISK ASSETS

Total assets

	2005	As at 01.01.05	2004
	£m	£m	£m
UK Banking	141,190	131,392	122,380
UK Retail Banking	69,193	71,850	71,647
UK Business Banking	71,997	59,542	50,733
Barclays Capital	581,865	454,437	346,901
Barclays Global Investors	80,900	61,371	968
Wealth Management	6,094	5,659	5,616
Wealth Management - closed life assurance activities	7,276	6,551	6,425
Barclaycard	25,771	23,186	23,367
International Retail and Commercial Banking	73,589	28,780	28,505
International Retail and Commercial Banking - ex Absa	34,195	28,780	28,505
International Retail and Commercial Banking - Absa	39,394	—	—
Head office functions and other operations	7,672	4,224	4,019

Total assets	924,357	715,600	538,181

Weighted risk assets
	2005	As at 01.01.05	2004
	£m	£m	£m
UK Banking	94,195	92,590	91,913
UK Retail Banking	32,298	37,835	37,111
UK Business Banking	61,897	54,755	54,802
Barclays Capital	96,095	79,511	79,949
Barclays Global Investors	1,659	1,233	1,230
Wealth Management	4,467	4,187	4,018
Wealth Management - closed life assurance activities	—	—	—
Barclaycard	20,438	21,595	20,188
International Retail and Commercial Banking	50,071	18,701	19,319
International Retail and Commercial Banking - ex Absa	21,637	18,701	19,319
International Retail and Commercial Banking - Absa	28,434	—	—
Head office functions and other operations	2,223	1,941	1,984

Weighted risk assets	269,148	219,758	218,601

Further analysis of total assets and weighted risk assets, including the impact of securitisations, can be found on page 49.

BARCLAYS PLC

UK Banking

			2005		2004
			£m		£m
Net interest income			3,990		3,477
Net fee and commission income			1,776		1,936
Net trading income			—		—
Net investment income			31		5
Principal transactions			31		5
Net premiums from insurance contracts			280		249
Other income			26		37

Total income			6,103		5,704
Net claims and benefits on insurance contracts			(58)		(46)

Total income net of insurance claims			6,045		5,658
Impairment charge and other credit provisions			(344)		(199)

Net income			5,701		5,459
Operating expenses excluding amortisation of intangible assets			(3,240)		(3,239)
Amortisation of intangible assets			(3)		(2)
Operating expenses			(3,243)		(3,241)
Share of post-tax results of associates and joint ventures			(3)		5
Profit on disposal of associates and joint ventures			—		42

Profit before tax			2,455		2,265

Cost:income ratio			54%		57%
Cost:net income ratio			57%		59%

Risk Tendency			£450	m	£375	m

	2005		As at 01.01.05		2004
Loans and advances to customers	£129.1	bn	£119.6	bn	£114.1	bn
Customer accounts	£133.6	bn	£124.6	bn	£114.8	bn
Total assets	£141.2	bn	£131.4	bn	£122.4	bn
Weighted risk assets	£94.2	bn	£92.6	bn	£91.9	bn

Key Facts			2005		2004

Number of UK branches			2,029		2,061

BARCLAYS PLC

UK Banking profit before tax increased 8% (£190m) to £2,455m (2004: £2,265m) driven by good income growth and strong cost management.

UK Banking has targeted a cost:income ratio reduction of two percentage points per annum in 2005, 2006 and 2007. This has been exceeded in 2005 as the cost:income ratio improved by three percentage points to 54% (2004: 57%). UK Banking has continued to make good progress towards achieving its strategic aims of delivering integrated banking solutions to customers, enhancing the customer service experience, capturing revenue growth opportunities and improving productivity.

BARCLAYS PLC

UK Retail Banking

			2005		2004
			£m		£m
Net interest income			2,174		2,059
Net fee and commission income			1,112		1,123
Net trading income			—		—
Net investment income			9		1
Principal transactions			9		1
Net premiums from insurance contracts			280		249
Other income			17		26

Total income			3,592		3,458
Net claims and benefits on insurance contracts			(58)		(46)

Total income net of insurance claims			3,534		3,412
Impairment charge and other credit provisions			(142)		(60)

Net income			3,392		3,352
Operating expenses			(2,359)		(2,433)
Share of post-tax results of associates and joint ventures			(6)		2
Profit on disposal of associates and joint ventures			—		42

Profit before tax			1,027		963

Cost:income ratio			67%		71%
Cost:net income ratio			70%		73%

Risk Tendency			£170	m	£150	m

	2005		As at 01.01.05		2004
Loans and advances to customers	£63.6	bn	£66.0	bn	£65.6	bn
Customer accounts	£77.6	bn	£73.1	bn	£72.4	bn
Total assets	£69.2	bn	£71.9	bn	£71.7	bn
Weighted risk assets	£32.3	bn	£37.8	bn	£37.1	bn

Key Facts			2005		2004
Personal Customers
Number of UK current accounts			11.1	m	10.7	m
Number of UK savings accounts			10.8	m	10.6	m
Total UK mortgage balances (residential)			£59.6	bn	£61.7	bn

Small Business and UK Premier
Number of Small Business customers			592,000		566,000
Number of UK Premier customers			286,000		273,000

BARCLAYS PLC

UK Retail Banking profit before tax increased 7% (£64m) to £1,027m (2004: £963m). Profit before tax increased 12% excluding the impact of a £42m profit on disposal of a stake in Edotech in 2004.

Total income net of insurance claims increased 4% (£122m) to £3,534m (2004: £3,412m). The full-year growth compares favourably with 1% growth reported for the first half of 2005. There was good growth in current accounts, Small Business and UK Premier, whilst income from retail savings was weaker. The application of IAS 32 and IAS 39 from 1st January 2005, in particular Effective Interest Rate requirements, resulted in the reclassification of certain lending related fees from net fee and commission income to net interest income.

Net interest income increased 6% (£115m) to £2,174m (2004: £2,059m). Growth was driven by higher contributions from Mortgages and Small Business, partly offset by some margin pressure on savings and deposits. Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased 3%.

UK residential mortgage balances ended the period at £59.6bn (2004: £61.7bn). The mortgage business continued to focus on higher margin new business which resulted in an improved new business spread. Gross advances were £11.5bn which represented a market share of 4%. The loan to value ratio within the mortgage book on a current valuation basis averaged 35% (2004: 35%). There was strong balance growth in non-mortgage loans, as Small Business average loan balances increased 14% and within Personal Customers, average overdraft balances increased 8%.

Total average customer deposit balances increased 6% to £72.4bn (2004: £68.5bn). There was strong growth in UK Premier average balances of 11%, and good growth in Small Business average deposits of 5%. Within Personal Customers, retail savings average balances increased 5% and current account average balances increased 3%.

Net fee and commission income decreased 1% (£11m) to £1,112m (2004: £1,123m) with lending related fees impacted by the application of IAS 32 and IAS 39 from 1st January 2005. Excluding this impact, net fee and commission income growth was 5%. There was strong growth in current account fees, including a higher contribution from value-added Additions accounts. UK Premier delivered strong growth reflecting higher income from investment advice. There was also good growth from Small Business, including higher income from money transmission.

Income from principal transactions was £9m (2004: £1m) representing the gain on the sale of the investment in Gresham, an insurance underwriting business, ahead of the launch in 2005 of the new general insurance offering.

Net premiums from insurance underwriting activities increased 12% (£31m) to £280m (2004: £249m). In 2004 there was a provision relating to the early termination of contracts. Adjusting for this, income was slightly lower as a result of reduced insurance take-up on consumer loans.

Impairment charges increased 137% (£82m) to £142m (2004: £60m). Excluding UK mortgage releases (£40m in 2004 and £10m in 2005) impairment charges increased 52% (£52m) to £152m (2004: £100m). The increase principally reflected some deterioration in the delinquency experience and balance growth in overdrafts and small business lending. Losses from the mortgage portfolio remained negligible, with arrears increasing slightly over the year but remaining at low levels.

Operating expenses decreased 3% (£74m) to £2,359m (2004: £2,433m). The successful execution of initiatives focused on reducing back and middle office expenditure continued. Regulatory costs reduced in 2005. Despite continued investment in the business, the cost:income ratio improved four percentage points to 67% (2004: 71%).

BARCLAYS PLC

UK Business Banking

			2005		2004
					£m
Net interest income			1,816		1,418
Net fee and commission income			664		813
Net trading income			—		—
Net investment income			22		4
Principal transactions			22		4
Other income			9		11

Total income			2,511		2,246
Impairment charge and other credit provisions			(202)		(139)

Net income			2,309		2,107
Operating expenses excluding amortisation of intangible assets			(881)		(806)
Amortisation of intangible assets			(3)		(2)
Operating expenses			(884)		(808)
Share of post-tax results of associates and joint ventures			3		3

Profit before tax			1,428		1,302

Cost:income ratio			35%		36%
Cost:net income ratio			38%		38%

Risk Tendency			£280	m	£225	m

	2005		As at 01.01.05		2004
Loans and advances to customers	£65.5	bn	£53.6	bn	£48.5	bn
Customer accounts	£56.0	bn	£51.5	bn	£42.4	bn
Total assets	£72.0	bn	£59.5	bn	£50.7	bn
Weighted risk assets	£61.9	bn	£54.8	bn	£54.8	bn

Key Facts			2005		2004
Total number of Business Banking customers			183,000		179,000
Customers registered for online banking/Business Master			70,100		66,900

BARCLAYS PLC

UK Business Banking profit before tax increased 10% (£126m) to £1,428m (2004: £1,302m), driven by strong income growth. Both Larger Business and Medium Business performed well in highly competitive markets and maintained their respective shares of primary banking relationships. In June 2005, UK Business Banking completed the acquisition of a 51% stake in Iveco Finance.

Total income increased 12% (£265m) to £2,511m (2004: £2,246m), driven by strong balance sheet growth. The application of IAS 32 and IAS 39 from 1st January 2005, in particular Effective Interest Rate requirements, resulted in the reclassification of certain lending related fees from net fee and commission income to net interest income.

Net interest income increased 28% (£398m) to £1,816m (2004: £1,418m). Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased by 13%.

Balance sheet growth was very strong. The application of IAS 32 and IAS 39 from 1st January 2005 has resulted in the grossing up of previously netted positions (assets and liabilities subject to master netting agreements). As at 31st December 2005 these balances were £8.9bn. Average lending balances (excluding previously netted balances) increased 23% to £54.9bn (2004: £44.6bn), with good contributions from all business areas and in particular large corporates. Iveco Finance contributed £1.1bn of average lending balances. Average deposit balances (excluding previously netted balances) increased 11% to £46.1bn (2004: £41.5bn) with strong growth from large corporate deposits. The underlying lending margin (adjusting for the income reclassification) was broadly stable.

Net fee and commission income decreased 18% (£149m) to £664m (2004: £813m). Excluding the impact of IAS 32 and IAS 39, net fee and commission income increased 8%, as a result of higher lending and transaction fees.

Income from principal transactions was £22m (2004: £4m). The majority of the increase represented gains on equity investments.

Impairment charges increased £63m to £202m (2004: £139m). Excluding the impact of a £57m recovery in the second half of 2004, the impairment charge was broadly stable. Corporate credit conditions remained steady during 2005 with potential credit risk loans unchanged, despite very strong loan growth.

Operating expenses increased 9% (£76m) to £884m (2004: £808m), reflecting volume growth, increased expenditure on front line staff and the costs of Iveco Finance since acquisition. The cost:income ratio improved one percentage point to 35% (2004: 36%).

BARCLAYS PLC

Barclays Capital

			2005		2004
			£m		£m
Net interest income			926		991
Net fee and commission income			724		603
Net trading income			2,194		1,463
Net investment income			401		297
Principal transactions			2,595		1,760
Other income			25		21

Total income			4,270		3,375
Impairment charge and other credit provisions			(103)		(102)

Net income			4,167		3,273
Operating expenses excluding amortisation of intangible assets			(2,894)		(2,253)
Amortisation of intangible assets			(1)		—
Operating expenses			(2,895)		(2,253)

Profit before tax			1,272		1,020

Cost:income ratio			68%		67%
Cost:net income ratio			69%		69%

Risk Tendency			£85	m	£70	m

Average net income per member of staff (‘000)			£496		£481

	2005		As at 01.01.05		2004
Total assets	£581.9	bn	£454.4	bn	£346.9	bn
Weighted risk assets	£96.1	bn	£79.5	bn	£79.9	bn

	2005			2004
Key Facts[1]	League table position	Issuance value		League table position	Issuance value
Global all debt	4th	$329.2	bn	4th	$284.0	bn
European all debt	2nd	$221.6	bn	1st	$174.2	bn
All international bonds (all currencies)	2nd	$183.6	bn	3rd	$148.7	bn
All international bonds (Euros)	4th	€70.1	bn	6th	€59.0	bn
Sterling bonds	1st	£23.0	bn	1st	£18.5	bn
US investment grade bonds	5th	$9.9	bn	10th	$4.8	bn

[1]	League tables compiled by Barclays Capital from external sources including Dealogic and Thomson Financial.

BARCLAYS PLC

Barclays Capital delivered record profit before tax and net income. Profit before tax increased 25% (£252m) to £1,272m (2004: £1,020m) as a result of the very strong income performance driven by higher business volumes and client activity levels. Net income increased 27% (£894m) to £4,167m (2004: £3,273m).

Total income increased 27% (£895m) to £4,270m (2004: £3,375m) as a result of strong growth across Rates and Credit Businesses. Income by asset category was broadly based with particularly strong growth delivered by credit products, commodities, currency products and equity products. Income by geography was well spread with significant growth in the US. Areas of investment in 2004, such as commodities, commercial mortgage backed securities and equity derivatives, performed well, delivering significant income growth. Market risk was well controlled with average DVaR falling 6% to £32m (2004: £34m) as a result of increased diversification across asset classes.

Secondary income, comprising principal transactions (net trading income and net investment income) and net interest income, is mainly generated from providing financing and client risk management solutions. This increased 28% (£770m) to £3,521m (2004: £2,751m).

Net trading income increased 50% (£731m) to £2,194m (2004: £1,463m) with very strong contributions across the Rates and Credit Businesses; commodities, foreign exchange, fixed income and credit derivatives performed particularly well. These results were driven by the continued return on prior year investments and higher volumes of client led activity across a broad range of products and geographical regions. Net investment income increased 35% (£104m) to £401m (2004: £297m) driven by realisations from credit products. Net interest income decreased 7% (£65m) to £926m (2004: £991m) reflecting flattening yield curves and the impact of IAS 32 and IAS 39.

Primary income, comprising net fee and commission income from advisory and origination activities, grew 20% (£121m) to £724m (2004: £603m). This reflected higher volumes and continued market share gains in a number of key markets, with strong performances from both bonds and loans.

Other income of £25m (2004: £21m) primarily reflected income from operating leases.

Impairment charges of £103m (2004: £102m) were in line with the prior year reflecting the stable wholesale credit environment.

Operating expenses increased 28% (£642m) to £2,895m (2004: £2,253m), reflecting higher business volumes and the ongoing costs associated with staff hired during 2004 and 2005 as part of the business expansion plan. Performance related costs increased due to the strong profit performance. Investment expenditure, primarily in the front office, continued to be significant although less than 2004 as headcount growth slowed. The cost:net income ratio remained stable at 69% (2004: 69%). Total staff costs to net income of 56% was in line with 2004 levels. Approximately half of operating expenses comprised performance related pay, discretionary investment spend and short-term contractor resource, consistent with 2004.

Total headcount increased by 1,200 during 2005 to 9,000 (2004: 7,800). Growth occurred across all regions with over half of the increase in the front office, spread across product, client coverage and distribution.

BARCLAYS PLC

Barclays Global Investors

			2005		2004
			£m		£m
Net interest income			17		5
Net fee and commission income			1,297		882
Net trading income			2		3
Net investment income			4		3
Principal transactions			6		6
Other income			—		—

Total income			1,320		893
Operating expenses excluding amortisation of intangible assets			(775)		(555)
Amortisation of intangible assets			(4)		(1)
Operating expenses			(779)		(556)
Share of post-tax results of associates and joint ventures			1		(2)
Profit on disposal of associates and joint ventures			—		1

Profit before tax			542		336

Cost:income ratio			59%		62%
Average income per member of staff (‘000)			£629		£464

	2005		As at 01.01.05		2004
Total assets	£80.9	bn	£61.4	bn	£1.0	bn
Weighted risk assets	£1.7	bn	£1.2	bn	£1.2	bn

Key Facts			2005		2004
Number of institutional clients			2,800		2,600
Assets under management:
indexed			£586	bn	£478	bn
active			£198	bn	£147	bn
managed cash and other			£97	bn	£84	bn
Total assets under management			£881	bn	£709	bn
Total assets under management (US$)			$1,513	bn	$1,362	bn
Net new assets in period			£48	bn	£58	bn
Number of iShares products			149		132
Total iShares assets under management[1]			£113	bn	£68	bn

[1]	Included in indexed assets

BARCLAYS PLC

Barclays Global Investors (BGI) delivered another year of outstanding financial results, achieving record revenues and profit before tax. The performance was spread across a diverse range of products, distribution channels and geographies. Profit before tax increased 61% (£206m) to £542m (2004: £336m) reflecting substantial income growth and focused investment spend.

Net fee and commission income increased 47% (£415m) to £1,297m (2004: £882m), driven by significant increases in management, incentive and securities lending revenues. Higher margin assets under management, strong investment performance and higher market levels contributed to the significant income growth, which was strong across all areas, particularly in the active and iShares businesses.

Investment performance remained very good for the majority of active funds as they outperformed their respective benchmarks. The growth in global iShares continued at pace, with related assets under management up 66% (£45bn) to £113bn (2004: £68bn).

Operating expenses increased 40% (£223m) to £779m (2004: £556m) as a result of higher performance based expenses, significant investment in key growth initiatives and ongoing investment in infrastructure required to support business growth. The cost:income ratio improved to 59% (2004: 62%).

Total headcount rose by 400 to 2,300 (2004: 1,900). Headcount increased in all regions, across product groups and the support functions, reflecting the investments made to support strategic initiatives.

Total assets under management increased 24% (£172bn) to £881bn (2004: £709bn). The growth included £48bn of net new assets, £53bn attributable to favourable exchange rate movements and £71bn as a result of market movements. In US$ terms, the increase in assets under management to US$1,513bn from US$1,362bn (2004) included US$88bn of net new assets and US$121bn of market movements, partially offset by adverse exchange rate movements of US$58bn. BGI manages assets denominated in numerous currencies although the majority are held in US dollars.

BARCLAYS PLC

Wealth Management

			2005		2004
			£m		£m
Net interest income			335		303
Net fee and commission income			589		529
Net trading income			—		—
Net investment income			5		—
Principal transactions			5		—
Other income			(1)		7

Total income			928		839
Impairment charge and other credit provisions			(2)		1

Net income			926		840
Operating expenses excluding amortisation of intangible assets			(752)		(729)
Amortisation of intangible assets			(2)		(1)
Operating expenses			(754)		(730)

Profit before tax			172		110

Cost:income ratio			81%		87%
Cost:net income ratio			81%		87%

Risk Tendency			£5	m	£5	m

Average net income per member of staff (‘000)			£129		£119

	2005		As at 01.01.05		2004
Loans and advances to customers	£4.7	bn	£4.2	bn	£4.1	bn
Customer accounts	£23.1	bn	£21.4	bn	£21.3	bn
Total assets	£6.1	bn	£5.7	bn	£5.6	bn
Weighted risk assets	£4.5	bn	£4.2	bn	£4.0	bn

Key Facts			2005		2004
Total customer funds			£78.3	bn	£70.8	bn
Multi-Manager assets (included above)			£6.0	bn	£1.6	bn

BARCLAYS PLC

Wealth Management profit before tax increased 56% (£62m) to £172m (2004: £110m), driven by broad based income growth and improved cost efficiency.

Total income increased 11% (£89m) to £928m (2004: £839m).

Net interest income increased 11% (£32m) to £335m (2004: £303m) reflecting strong growth in loans and deposits. Total average customer deposits increased 12% to £23.0bn (2004: £20.6bn) driven by strong growth from offshore and private banking clients. Total average loans increased 22% to £4.4bn (2004: £3.6bn), reflecting growth from corporate clients in the offshore business.

Net fee and commission income increased 11% (£60m) to £589m (2004: £529m). The increase was driven principally by sales of investment products to private banking and financial planning clients, stronger equity markets and higher client transaction volumes.

Operating expenses increased 3% (£24m) to £754m (2004: £730m). The business is being re-organised to establish an integrated global operating model and efficiency savings have enabled the funding of significant restructuring expenditure and the initiation of major investment programmes in people and infrastructure. The cost:income ratio improved six percentage points to 81% (2004: 87%).

The integration of the Gerrard business continued to make good progress with profits well ahead of 2004.

Total customer funds, comprising customer deposits and assets under management, increased to £78.3bn (31st December 2004: £70.8bn). Multi-Manager assets increased to £6.0bn(31st December 2004: £1.6bn); this growth included existing customer assets.

BARCLAYS PLC

Wealth Management - closed life assurance activities

			2005		2004
			£m		£m
Net interest income			(13)		(53)
Net fee and commission income			44		—
Net trading income			—		—
Net investment income			259		596
Principal transactions			259		596
Net premiums from insurance contracts			195		362
Other income			11		4

Total income			496		909
Net claims and benefits on insurance contracts			(375)		(818)

Total income net of insurance claims			121		91
Operating expenses			(127)		(143)

Loss before tax			(6)		(52)

Cost:income ratio			105%		157%

	2005		As at 01.01.05		2004
Total assets	£7.3	bn	£6.6	bn	£6.4	bn

BARCLAYS PLC

Wealth Management closed life assurance activities loss before tax reduced to £6m (2004: loss of £52m) predominantly due to lower funding and redress costs in 2005.

Profit before tax excluding customer redress costs of £85m was £79m (2004: £45m).

From 1st January 2005, following the application of IAS 39 and IFRS 4, life assurance products are divided into investment contracts and insurance contracts. Investment income from assets backing investment contracts, and the corresponding movement in investment contract liabilities, has been presented on a net basis in other income. In addition, these standards have impacted the reporting of net claims and benefits paid.

Total income decreased to £496m (2004: £909m), largely due to the application of IFRS. The decrease was offset by a broadly similar reduction in net claims and benefits.

Operating expenses decreased 11% (£16m) to £127m (2004: £143m). Costs relating to redress for customers decreased to £85m (2004: £97m) and other operating expenses decreased 9% (£4m) to £42m (2004: £46m).

BARCLAYS PLC

Barclaycard

			2005		2004
			£m		£m
Net interest income			1,773		1,600
Net fee and commission income			972		790
Net premiums from insurance contracts			24		22

Total income			2,769		2,412
Net claims and benefits on insurance contracts			(7)		(5)

Total income net of insurance claims			2,762		2,407
Impairment charge and other credit provisions			(1,098)		(761)

Net income			1,664		1,646
Operating expenses excluding amortisation of intangible assets			(961)		(804)
Amortisation of intangible assets			(17)		(3)
Operating expenses			(978)		(807)
Share of post-tax results of associates and joint ventures			1		4

Profit before tax			687		843

Cost:income ratio			35%		34%
Cost:net income ratio			59%		49%

Risk Tendency			£1,100	m	£860	m

	2005		As at 01.01.05		2004
Loans and advances to customers	£24.0	bn	£22.2	bn	£22.3	bn
Total assets	£25.8	bn	£23.2	bn	£23.4	bn
Weighted risk assets	£20.4	bn	£21.6	bn	£20.2	bn

Key Facts			2005		2004
Number of Barclaycard UK customers			11.2	m	11.2	m
Number of retailer relationships			93,000		90,000
UK credit cards - average outstanding balances			£10.1	bn	£9.6	bn
UK credit cards - average extended credit balances			£8.6	bn	£8.2	bn
UK loans - average consumer lending balances			£10.3	bn	£9.4	bn
International - average extended credit balances			£1.8	bn	£0.9	bn
International - cards in issue			4.3	m	2.9	m

BARCLAYS PLC

Barclaycard profit before tax decreased 19% (£156m) to £687m (2004: £843m) as strong income growth was more than offset by higher impairment charges and increased costs from the continued development of the International business. Excluding Barclaycard US (previously Juniper) loss before tax of £56m, profit before tax fell 12% (£102m) to £743m.

Total income, net of insurance claims, increased 15% (£355m) to £2,762m (2004: £2,407m) driven by good performances across the diversified UK cards and loans businesses and Barclaycard Business, and by very strong momentum in international cards. Excluding Barclaycard US income of £75m, income increased 10%. The application of IAS 32 and IAS 39 from 1st January 2005, in particular the Effective Interest Rate requirements, resulted in the reclassification of fee and commission expenses to net interest income.

Net interest income increased 11% (£173m) to £1,773m (2004: £1,600m) as a result of growth in average balances, although the rate of growth in the UK slowed during 2005. UK average extended credit balances rose 5% to £8.6bn (2004: £8.2bn) and international average extended credit balances doubled to £1.8bn (2004: £0.9bn). Excluding Barclaycard US average extended credit balances of £0.9bn, international average extended credit balances increased 26%. UK average consumer lending balances increased 10% to £10.3bn (2004: £9.4bn). Margins in the cards business improved during 2005 to 7.96% (2004: 7.34%) due to the impact of increased card rates and a reduced proportion of total balances on promotional offers. Margins in consumer lending fell to 4.96% (2004: 6.27%), due to the impact of IAS 32 and IAS 39, competitive pressure and a change in the product mix. Excluding the impact of the application of IAS 32 and IAS 39, net interest income increased 14%.

Net fee and commission income increased 23% (£182m) to £972m (2004: £790m) as a result of the inclusion of Barclaycard US and increased contributions from Barclaycard Business and FirstPlus. Excluding the impact of IAS 32 and IAS 39, net fee and commission income increased 16%.

Impairment charges increased 44% (£337m) to £1,098m (2004: £761m). The increase was driven by a rise in delinquent balances, lower rates of recovery from customers, the inclusion of Barclaycard US, and an increase in the size of the average loan book. Excluding Barclaycard US impairment charges of £53m, impairment charges increased 38%. The increases arose in the UK businesses as a result of the industry wide credit experience during 2005. Within the portfolio, the greater increase arose in the UK cards business; impairment charges in the consumer lending business increased at a lower rate. Non-performing loans increased significantly, driven by the growth in delinquent balances.

Operating expenses rose 21% (£171m) to £978m (2004: £807m) mostly as a result of the inclusion of Barclaycard US. Excluding Barclaycard US operating expenses of £111m, operating expenses rose 7% reflecting continued investment in the UK and continental European card businesses and the development of the UK Partnerships business.

Barclaycard International performed strongly, with Germany and Spain delivering excellent results. In June Barclaycard formed a new joint venture with Swedbank to develop a card business in the Nordic region; the business is performing in line with expectations. Excluding Barclaycard US, Barclaycard International profit before tax was £26m (2004: £8m), with income ahead 22%. Barclaycard US performance and integration proceeded in line with expectations, with strong growth in balances and customers and the establishment of a number of new partnerships. The loss before tax for Barclaycard US was £56m (2004: loss of £2m).

BARCLAYS PLC

Intentionally left blank

BARCLAYS PLC

International Retail and Commercial Banking

			2005		2004
			£m		£m
Net interest income			1,096		534
Net fee and commission income			711		288
Net trading income			40		—
Net investment income			150		135
Principal transactions			190		135
Net premiums from insurance contracts			227		300
Other income			62		25

Total income			2,286		1,282
Net claims and benefits on insurance contracts			(205)		(390)

Total income net of insurance claims			2,081		892
Impairment charge and other credit provisions			(33)		(31)

Net income			2,048		861
Operating expenses excluding amortisation of intangible assets			(1,356)		(616)
Amortisation of intangible assets			(48)		(1)
Operating expenses			(1,404)		(617)
Share of post-tax results of associates and joint ventures			46		49

Profit before tax			690		293

Cost:income ratio			67%		69%
Cost:net income ratio			69%		72%

Risk Tendency			£195	m	£65	m

	2005		As at 01.01.05		2004
Loans and advances to customers	£54.3	bn	£20.8	bn	£20.7	bn
Customer accounts	£33.4	bn	£9.5	bn	£10.1	bn
Total assets	£73.6	bn	£28.8	bn	£28.5	bn
Weighted risk assets	£50.1	bn	£18.7	bn	£19.3	bn

International Retail and Commercial Banking profit before tax increased £397m to £690m (2004: £293m). The increase reflected the inclusion of Absa profit before tax of £335m for the period from 27th July 2005 and strong organic growth in Africa and Europe.

From 1st January 2005, following the application of IAS 39 and IFRS 4, life assurance products are divided into investment contracts and insurance contracts. Investment income from assets backing insurance contracts, and the corresponding movement in investment contract liabilities, has been presented on a net basis in other income. In addition, these standards have impacted the reporting of net claims and benefits paid. Also the application of IAS 32 and IAS 39 from 1st January 2005, in particular the Effective Interest Rate requirements, resulted in the reclassification of certain lending related fees from net fee and commission income to net interest income.

BARCLAYS PLC

International Retail and Commercial Banking - excluding Absa

			2005		2004
			£m		£m
Net interest income			582		534
Net fee and commission income			377		288
Net trading income			31		—
Net investment income			88		135
Principal transactions			119		135
Net premiums from insurance contracts			129		300
Other income			23		25

Total income			1,230		1,282
Net claims and benefits on insurance contracts			(161)		(390)

Total income net of insurance claims			1,069		892
Impairment charge and other credit provisions			(13)		(31)

Net income			1,056		861
Operating expenses excluding amortisation of intangible assets			(734)		(616)
Amortisation of intangible assets			(6)		(1)
Operating expenses			(740)		(617)
Share of post-tax results of associates and joint ventures			39		49

Profit before tax			355		293

Cost:income ratio			69%		69%
Cost:net income ratio			70%		72%

Risk Tendency			£75	m	£65	m

	2005		As at 01.01.05		2004
Loans and advances to customers	£25.4	bn	£20.8	bn	£20.7	bn
Customer accounts	£10.4	bn	£9.5	bn	£10.1	bn
Total assets	£34.2	bn	£28.8	bn	£28.5	bn
Weighted risk assets	£21.6	bn	£18.7	bn	£19.3	bn

Key Facts			2005		2004
Number of international branches			798		830
Number of Barclays Africa and the Middle East customer accounts			1.3	m	1.4	m
Number of Barclays Europe customers			0.8	m	0.7	m
Number of European mortgage customers			229,000		153,000
European mortgages - average balances (Euros)			€21.2	bn	€16.9	bn
European assets under management (Euros)			€22.6	bn	€17.1	bn

BARCLAYS PLC

International Retail and Commercial Banking excluding Absa performed strongly, with profit before tax increasing 21% (£62m) to £355m (2004: £293m). The performance was broad based, featuring stronger profits in all geographies.

Total income net of insurance claims increased 20% (£177m) to £1,069m (2004: £892m).

Net interest income increased 9% (£48m) to £582m (2004: £534m), reflecting strong balance sheet growth in Europe, Africa and the Middle East, and the development of the corporate businesses in Spain.

Total average customer loans increased 28% to £22.8bn (2004: £17.8bn). Mortgage balance growth in continental Europe was particularly strong with average Euro balances up 25%. Average lending balances in Africa and the Middle East increased 34%. Changes in the overall product mix, as a result of growth in European mortgages and competitive pressures in key European markets contributed to lower lending margins. Average customer deposits increased 7% to £9.5bn (2004: £8.9bn), with deposit margins rising modestly.

Net fee and commission income increased 31% (£89m) to £377m (2004: £288m). This reflected a strong performance from the Spanish funds business, where assets under management increased 15%, together with good growth in France, including the contribution of the ING Ferri business which was acquired on 1st July 2005. Fee income also showed solid growth in Italy, Africa and the Middle East. Excluding the impact of IAS 32 and IAS 39, net fee and commission income increased 25%.

Principal transactions reduced to £119m (2004: £135m), reflecting the change in accounting for insurance business, partly offset by investment realisations during 2005 including a gain of £23m from the redemption of preference shares in FirstCaribbean.

Impairment charges decreased 58% (£18m) to £13m (2004: £31m), mainly as a result of releases and recoveries in Africa and the Middle East. In Europe, charges remained broadly stable.

Operating expenses increased 20% (£123m) to £740m (2004: £617m). The increase was in line with the growth in income, and was due to higher integration costs in Spain, the continued expansion of the business in Africa and the Middle East, investments in the European distribution network, particularly in Portugal and Italy, and the acquisition of the ING Ferri business in France. The cost:income ratio remained stable at 69% (2004: 69%).

Barclays Spain continued to perform very strongly with profit before tax, pre integration costs of £57m, up 25% to £156m (2004: £125m). Including integration costs, profit before tax was up 19% to £99m (2004: £83m). This was driven by the continued realisation of benefits from the accelerated integration of Banco Zaragozano, together with good growth in mortgages and assets under management. The integration of Banco Zaragozano continued to be well ahead of plan; integration costs were £57m (2004: £42m). Profit before tax also increased strongly in Italy and Portugal reflecting strong customer acquisition and increased business volumes. France performed well as a result of good organic growth and the acquisition of ING Ferri.

Africa and the Middle East profit before tax increased 14% to £142m (2004: £125m) reflecting continued investment and balance sheet growth across the businesses, particularly in Egypt, United Arab Emirates and South Africa and lower impairment charges.

The post-tax profit from associates decreased £10m to £39m (2004: £49m) due to a lower contribution from FirstCaribbean. The underlying performance in 2005 was stronger; Barclays results in 2004 included £28m relating to the gain made by FirstCaribbean on the sale of shares in Republic Bank Limited.

BARCLAYS PLC

International Retail and Commercial Banking - Absa

	Period from 27th July until 31st December 2005
	£m
Net interest income	514
Net fee and commission income	334
Net trading income	9
Net investment income	62
Principal transactions	71
Net premiums from insurance contracts	98
Other income	39

Total income	1,056
Net claims and benefits on insurance contracts	(44)

Total income net of insurance claims	1,012
Impairment charge and other credit provisions	(20)

Net income	992
Operating expenses excluding amortisation of intangible assets	(622)
Amortisation of intangible assets	(42)
Operating expenses	(664)
Share of post-tax results of associates and joint ventures	7

Profit before tax	335

Cost:income ratio	66%
Cost:net income ratio	67%

Risk Tendency	£120	m

Loans and advances to customers	£28.9	bn
Customer accounts	£23.0	bn
Total assets	£39.4	bn
Weighted risk assets	£28.4	bn

Key Facts	2005
Number of branches	718
Number of ATM’s	5,835
Number of retail customers	7.6m
Number of corporate customers	82,000

BARCLAYS PLC

Absa’s profit before tax for the period from 27th July 2005 was £335m. On consolidation into Barclays results, a charge of £42m has been taken for the amortisation of intangible assets and is included within operating expenses. The consolidated results for Absa represent 100% of earnings, 43.4% of which is attributable to minority interests. This is deducted from Barclays results as profit attributable to minority interests.

BARCLAYS PLC

Head office functions and other operations

			2005		2004
			£m		£m
Net interest expense			(49)		(24)
Net fee and commission expense			(408)		(181)
Net trading income			85		21
Net investment income			8		(9)
Principal transactions			93		12
Net premiums from insurance contracts			146		109
Other income			24		37

Total income			(194)		(47)
Impairment release/(charge) and other credit provisions			9		(1)

Net loss			(185)		(48)
Operating expenses excluding amortisation of intangible assets			(343)		(175)
Amortisation of intangible assets			(4)		(14)
Operating expenses			(347)		(189)
Share of post-tax results of associates and joint ventures			—		2

Loss before tax			(532)		(235)

Risk Tendency			£10	m	£20	m

	2005		As at 01.01.05		2004
Total assets	£7.7	bn	£4.2	bn	£4.0	bn
Weighted risk assets	£2.2	bn	£1.9	bn	£2.0	bn

BARCLAYS PLC

Head office functions and other operations loss before tax increased £297m to £532m (2004: loss £235m), reflecting the elimination of inter-segment transactions and increased operating expenses.

Group segmental reporting is prepared in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arms length basis. Consolidation adjustments necessary to eliminate the inter-segment transactions, including adjustments to eliminate the timing differences on the recognition of inter-segment income and expenses, are included in Head office functions and other operations.

The increase in asymmetric consolidation adjustments of £135m to £204m (2004: £69m) mainly arises from the timing of the recognition of insurance premiums included in Barclaycard and UK Banking amounting to £113m (2004: £nil).

In UK Banking, captive insurers pay commissions to other businesses for the introduction of short term payment protection insurance. The recognition of commissions payable is generally spread over the term of the insurance to match the fact that claims arise over the term of the insurance.

In Barclaycard, introducer commissions received from UK Banking’s captive insurers are recognised as ‘Net fees and commission’ income at the time the service is provided. This is on the basis that the introducer carries none of the related policy risk and provides no on-going service to the policy holder. In addition, the related cost of introduction is incurred at the inception of any policy.

In 2004 and prior years, Barclaycard dealt with third party underwriters but from the start of 2005 this activity was undertaken with the captive insurance operation within UK Banking.

In Head office functions and other operations, consolidation adjustments are made:

•	to eliminate the differential timing of the recognition of insurance commissions between UK Banking and Barclaycard; and

•	to reclassify fees and commissions, as recorded in Barclaycard, as net premiums from insurance contracts in Head office functions and other operations.

In addition there were two other significant consolidation adjustments: internal fees for structured capital markets activities arranged by Barclays Capital of £67m (2004: £63m); and the fees paid to Barclays Capital for capital raising and risk management advice of £50m (2004: £nil). Previously capital raising fees were amortised over the life of the capital raising and taken as a charge to net interest income. Under IFRS they are recognised as a cost in the year of issue.

Net trading income of £85m (2004: £21m) primarily arose as a result of hedging related transactions in Treasury. The hedge ineffectiveness from 1st January 2005, together with other related Treasury adjustments, amounted to a gain of £18m (2004: £nil) and was reported in net interest income. The cost of hedging the foreign exchange risk on the Group’s investment in Absa amounted to £37m (2004: £nil) and was deducted from net interest income.

Other income primarily comprises property rental income.

Impairment gains reflect recoveries made on loans previously written off in the transition businesses.

Operating expenses rose £158m to £347m (2004: £189m) and included non-recurring costs relating to the head office relocation to Canary Wharf of £105m (2004: £32m) and a charge to write down capitalised IT related assets held centrally of £60m (2004: £nil). Underlying operating expenses, excluding non-recurring costs of £165m, rose by £25m, representing an increase of 16%.

BARCLAYS PLC

FINANCIAL REVIEW

Results by nature of income and expense

Net interest income

	2005	2004[1]
	£m	£m
Interest income[2]
Cash and balances with central banks	9	4
Financial instruments	2,272	—
Debt securities	—	2,597
Loans and advances to banks	690	957
Loans and advances to customers	12,944	10,312
Other	1,317	10

	17,232	13,880

Interest expense[2]
Deposits from banks	(2,056)	(1,535)
Customer accounts	(2,715)	(2,053)
Debt securities in issue	(3,268)	(1,569)
Subordinated liabilities	(605)	(692)
Other	(513)	(1,198)

	(9,157)	(7,047)

Net interest income	8,075	6,833

Group net interest income increased 18% (£1,242m) to £8,075m (2004: £6,833m). The inclusion of Absa added net interest income of £514m in the second half of 2005. Group net interest income excluding Absa grew 11% reflecting growth in average balances across all businesses. Growth in net interest income was strongest in UK Banking, particularly reflecting the growth in UK Business Banking average lending and deposit balances. Net interest income also improved in Barclaycard and International Retail and Commercial Banking as a result of strong growth in balances.

In 2005, interest income relating to reverse repurchase agreements has been included within other interest income. In 2004, such income was classified within the loans and advances to banks and the loans and advances to customers categories. Expenditure relating to repurchase agreements has been treated accordingly and is included within other interest expense. In 2004 the expenditure was included within deposits from banks and customer accounts.

A component of the benefit of free funds included in Group net interest income is the structural hedge which functions to reduce the impact of the volatility of short-term interest rate movements. The contribution of the structural hedge has decreased to £145m (2004: £304m), largely due to the impact of higher short-term interest rates and lower medium-term rates. The reduced contribution from the structural hedge has impacted the interest earned on shareholders’ funds and reported liability margins.

Interest income includes £76m accrued on impaired loans, reflecting the application of IAS 32.

[1]	Does not include IAS 32, IAS 39 or IFRS 4. Financial instruments are measured in accordance with UK GAAP.
[2]	Following application of IAS 32 and IAS 39 there are a number reclassifications, which affect the year on year comparisons of interest income and expense:

- Certain lending related fees and commissions transferred to net interest income.

- The interest expense of certain capital instruments transferred to minority interests.

BARCLAYS PLC

FINANCIAL REVIEW

Net fee and commission income

	2005	2004
	£m	£m
Fee and commission income	6,430	5,509
Fee and commission expense	(725)	(662)

Net fee and commission income	5,705	4,847

Net fee and commission income increased 18% (£858m) to £5,705m (2004: £4,847m) reflecting good growth across all businesses. The inclusion of Absa increased net fee and commission income by £334m in the second half of 2005. Group net fee and commission income excluding Absa grew 11%. Excluding the application of IAS 32 and IAS 39 net fee and commission income increased 20%.

Fee and commission income rose 17% (£921m) to £6,430m (2004: £5,509m). The inclusion of Absa increased fee and commission income by £386m. Excluding Absa, fee and commission income grew by 10%. The growth was driven by Barclays Global Investors, reflecting strong growth in net new assets, strong investment performance and higher market levels, and Barclays Capital as a result of increased business volumes and higher market share. In addition, Barclaycard fee and commission income increased as a result of higher contributions from Barclaycard Business and FirstPlus and the inclusion of Barclaycard US for the full year. Fee and commission expense increased 10% (£63m) to £725m (2004: £662m), largely reflecting the inclusion of Absa which added £52m.

Total foreign exchange income was £648m (2004: £520m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by UK Retail Banking, UK Business Banking, International Retail and Commercial Banking, Barclaycard, Barclays Global Investors and Wealth Management, both externally and with Barclays Capital, is reported in those respective business units, within fee and commission income. The foreign exchange income earned in Barclays Capital is reported within trading income.

BARCLAYS PLC

FINANCIAL REVIEW

Principal transactions

	2005	2004
	£m	£m
Net trading income
Rates related business	1,732	1,141
Credit related business	589	346

	2,321	1,487

Net investment income
Cumulative gain from disposal of available for sale assets/investment securities	120	45
Dividend income	22	17
Net income from financial instruments designated at fair value	389	—
Income from assets backing insurance policies[1]	—	717
Other investment income	327	248

	858	1,027

Principal transactions	3,179	2,514

Most of the Group’s trading income is generated in Barclays Capital.

Net trading income increased 56% (£834m) to £2,321m (2004: £1,487m) due to strong performances across Barclays Capital Rates and Credit businesses, in particular from commodities, foreign exchange, fixed income and credit derivatives. This was driven by the continued return on prior year investments and higher volumes of client led activity across a broad range of products and geographical regions. Group net trading income, excluding £9m of Absa income, grew 55%.

Net investment income decreased 16% (£169m) to £858m (2004: £1,027m). The inclusion of Absa increased net investment income by £62m in the second half of 2005. Group net investment income excluding Absa decreased 22%.

Following the application of IAS 39 at 1st January 2005, certain assets and liabilities have been designated at fair value. Fair value movements on these items have been reported within net trading income or within net investment income depending on the nature of the transaction. Fair value movements on insurance assets included within net investment income contributed £317m.

[1]	From 1st January 2005, investment and insurance contracts are separately accounted for in accordance with IAS 39 and IFRS 4. This has resulted in investment income and the corresponding movement in investment contract liabilities being presented on a net basis within other income. In 2004, all contracts were accounted for as insurance contracts and the gross income relating to these contracts was reported as income from assets backing insurance policies.

BARCLAYS PLC

FINANCIAL REVIEW

Net premiums from insurance contracts

	2005	2004
	£m	£m
Gross premiums from insurance contracts	909	1,069
Premiums ceded to reinsurers	(37)	(27)

Net premiums from insurance contracts	872	1,042

The application of IAS 39 and IFRS 4 in 2005 has affected year on year comparatives of insurance results. These standards change the basis of recognition for insurance premiums, claims and insurance contract liability movements (together reported as net claims and benefits) and also of investment management fees on unit linked products. IFRS 4 requires preparers to distinguish portfolios with the legal form of insurance contracts between those that contain significant insurance risk and those that are largely investment in nature.

The change in accounting for investment contracts resulted in a substantial decline in reported net premiums from insurance contracts in the Wealth Management - closed life assurance activities and International Retail and Commercial Banking businesses. There is a corresponding decline in net claims and benefits paid on insurance contracts.

Other income

	2005	2004
	£m	£m
Increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	9,234	—
Increase in liabilities held in respect of linked liabilities to customers under investment contracts	(9,234)	—
Property rentals	54	46
Other income	93	85

	147	131

In accordance with IAS 39, from 1st January 2005 certain asset management products offered to institutional clients by Barclays Global Investors are recognised as investment contracts. This results in a substantial increase in the fair value of assets held in respect of linked liabilities to customers under investment contracts and in the related liabilities.

Net claims and benefits paid on insurance contracts

	2005	2004
	£m	£m
Gross claims and benefits paid on insurance contracts	694	1,275
Reinsurers’ share of claims paid	(49)	(16)

Net claims and benefits paid on insurance contracts	645	1,259

The change in accounting for investment contracts results in a substantial decline in reported net claims and benefits paid on insurance contracts in Wealth Management - closed life assurance activities and International Retail and Commercial Banking. There is a corresponding decline in net premiums from insurance contracts.

BARCLAYS PLC

FINANCIAL REVIEW

Impairment charge and other credit provisions

	2005	2004
	£m	£m
Impairment charges
The charges for the period in respect of impairment for loans and advances comprise:
- New and increased	2,129	1,755
- Releases	(333)	(396)
- Recoveries	(222)	(255)

Total impairment charges for loans and advances	1,574	1,104

Impairment on available for sale assets	4	—

Other credit provisions
Charges for the period in respect of provision for undrawn contractually committed facilities and guarantees provided	(7)	(11)

Total impairment charge and other credit provisions	1,571	1,093

Period-on-period comparison is affected by the adoption of IAS 39 on 1st January 2005, which has changed the absolute value and calculation basis of the impairment charges and Potential Credit Risk Loans (PCRLs). In addition, following the adoption of IAS 39 on 1st January 2005 wholesale and corporate charges now include the impairment of private equity investments.

Total impairment charges and other credit provisions increased 44% (£478m) to £1,571m (2004: £1,093m). This reflected some large one-off releases and recoveries in 2004, the impact of acquisitions in 2005 and changes in methodology.

In the UK pressure on household cashflows due to a range of factors and the high level of household indebtedness have led to a greater strain on personal budgets. This has resulted in a deterioration in consumer credit quality which has been evident from higher average delinquency balances and shorter periods between delinquency and charge-off. Smaller business customers have also shown some limited deterioration in credit quality. Wholesale and corporate credit conditions remained steady. In other key markets for the Group, the US consumer and corporate credit markets remained robust while the consumer and SME markets in Iberia remained well underpinned by strong economic growth. In South Africa good economic growth has led to buoyant domestic demand for credit, whilst rising retail debt:income ratios were underpinned by growth in household income and low interest rates.

As a result of an increase in impairment charges to the retail portfolios, and to a lesser extent in the wholesale and corporate portfolios, the impairment charges for the Group, excluding Absa impairment of £20m, for the full-year was £1,551m (2004: £1,093m). Impairment charges excluding Absa amounted to 0.57% (2004: 0.48%), as a percentage of period-end total non-trading loans and advances.

Retail impairment charges, excluding Absa impairment charges of £19m, increased to £1,235m (2004: £811m), accounting for just under 80% of the Group’s impairment charges. Excluding Absa impairment charges of £19m, retail impairment charges amounted to 1.05% (2004: 0.72%) of the period-end total non-trading loans and advances. The increase was predominantly in the UK cards and consumer loans portfolios.

In the wholesale and corporate businesses, excluding Absa impairment charges of £1m, impairment charges increased to £323m (2004: £282m). The increase occurred largely in UK Business Banking and reflected the fact that the 2004 results included a large one-off recovery of £57m. Underlying impairment charges excluding this item were broadly flat. Wholesale and corporate impairment charges, excluding Absa impairment charges of £1m, were 0.21% (2004: 0.25%) of period-end total non-trading loans and advances.

BARCLAYS PLC

FINANCIAL REVIEW

Impairment charge and other credit provisions (continued)

Absa’s impairment charge of £20m for the five month period was low in a benign credit environment and also reflected a reduction in the number and value of non-performing loans and a higher level of releases and recoveries.

Impairment charges by their very nature are subject to exceptional increases, releases and recoveries from time to time. The presence of such items means that the movements in the impairment charge from one period to another will differ from the movement in the underlying trend. In 2004, the credit loss was reduced by a number of one-off items, including an exceptional recovery of £57m in UK Business Banking and a release of mortgage provisions of £40m (2005: release £10m) in UK Retail Banking.

Operating expenses excluding amortisation of intangible assets

	2005	2004
	£m	£m
Staff costs (refer to page 42)	6,318	5,227
Administrative expenses	3,443	2,766
Depreciation	362	297
Impairment loss - intangible assets	9	9
Operating lease rentals	316	215

Operating expenses excluding amortisation of intangible assets	10,448	8,514

Operating expenses increased 23% (£1,934m) to £10,448m (2004: £8,514m). The inclusion of Absa added operating expenses of £622m to the second half of 2005. Group operating expenses excluding Absa grew 15% reflecting higher business activity.

Administrative expenses increased 24% (£677m) to £3,443m (2004: £2,766m). The inclusion of Absa added administrative expenses of £257m in the second half of 2005. Group administrative expenses excluding Absa grew 15% principally as a result of higher business activity in Barclays Capital and Barclays Global Investors and the inclusion of Barclaycard US for the full year. There was a strong focus on cost control across the business, with particularly good results in UK Retail Banking.

Administrative expenses included non-recurring costs relating to the write down of capitalised IT related assets held centrally of £60m (2004: £nil). Impairment losses of £9m (2004: £9m) reflected a further charge for the impairment of certain capitalised IT related assets following a review of their likely future economic benefit.

Operating lease rentals increased 47% (£101m) to £316m (2004: £215m). The inclusion of Absa added operating lease rentals of £27m in the second half of 2005. Operating lease rentals excluding Absa increased primarily as a consequence of the double occupancy costs associated with the head office relocation to Canary Wharf.

The Group cost:income ratio remained steady at 61%. This reflected improved productivity in UK Banking, Barclays Global Investors and Wealth Management; and a stable performance by International Retail and Commercial Banking, offset by an increase in non-recurring operating expenses in head office and other functions.

The Group cost:net income ratio was 67% (2004: 66%).

BARCLAYS PLC

FINANCIAL REVIEW

Amortisation of intangible assets

	2005	2004
	£m	£m
Internally generated software	20	19
Other software	3	—
Brands	9	—
Customer lists and relationships	27	—
Licences	13	3
Core deposit intangibles	7	—

Amortisation of intangible assets	79	22

The increase in the amortisation of intangible assets primarily reflects the inclusion of Absa in the second half of 2005.

Staff costs

	2005	2004
	£m	£m
Salaries and accrued incentive payments	5,036	4,098
Social security costs	412	339
Pension costs
defined contribution plans	76	92
defined benefit plans	271	235
Other post retirement benefits	27	29
Other	496	434

Staff costs	6,318	5,227

Included in salaries and accrued incentive payments is £338m (2004: £204m) arising from equity settled share based payments.

Staff costs increased 21% (£1,091m) to £6,318m (2004: £5,227m). The inclusion of Absa added staff costs of £296m during the second half of the year. Excluding the impact of Absa, staff costs increased 15%.

Salaries and accrued incentive payments rose 23% (£938m) to £5,036m (2004: £4,098m), principally due to increased headcount in Barclays Capital and performance related payments primarily in Barclays Capital and Barclays Global Investors and the inclusion of Absa. Excluding Absa salaries and accrued incentive payments of £276m, salaries and accrued incentive payments rose 16% (£662m).

Pension costs comprise all UK and international pension schemes. Included in pension costs is a charge of £276m (2004: £261m) in respect of the Group’s main UK pension schemes.

BARCLAYS PLC

FINANCIAL REVIEW

Staff numbers

	2005	2004
UK Banking	39,900	41,800
UK Retail Banking	31,900	34,400
UK Business Banking	8,000	7,400
Barclays Capital	9,000	7,800
Barclays Global Investors	2,300	1,900
Wealth Management	7,200	7,200
Barclaycard	7,800	6,700
International Retail and Commercial Banking	46,200	12,100
International Retail and Commercial Banking - ex Absa	12,700	12,100
International Retail and Commercial Banking - Absa	33,500	—
Head office functions and other operations	900	900

Total Group permanent and fixed term contract staff worldwide	113,300	78,400
Agency staff worldwide	7,000	4,300

Total including agency staff	120,300	82,700

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and contract staff comprise 59,100 (2004: 60,000) in the UK and 54,200 (2004: 18,400) internationally.

Since 2004 permanent and contract staff numbers increased by 34,900, primarily as a result of the acquisition of Absa Group Limited, offset in part by the implementation of restructuring programmes resulting in a decrease of 2,400 staff.

UK Banking staff numbers fell by 1,900 to 39,900 (2004: 41,800), reflecting the cost management programme in UK Retail Banking partially offset by an increase in UK Business Banking frontline staff and the inclusion of 200 Iveco Finance staff.

Barclays Capital staff numbers rose by 1,200 to 9,000 (2004: 7,800), reflecting the continued expansion of the business.

Barclays Global Investors increased staff numbers by 400 to 2,300 to support strategic initiatives (2004: 1,900).

Barclaycard staff numbers rose by 1,100 to 7,800 (2004: 6,700), reflecting growth of 300 in Barclaycard US, an increase of 200 in other international operations and growth in customer facing staff in the UK.

International Retail and Commercial Banking increased staff numbers by 34,100, primarily due to the inclusion of 33,500 Absa staff. International Retail and Commercial Banking excluding Absa increased staff numbers by 600 to 12,700 (2004: 12,100), mainly due to growth in continental Europe, including over 100 from the acquisition of the ING Ferri business in France.

Head office functions and other operations staff numbers remained stable at 900 (2004: 900).

The increase in agency staff worldwide largely reflects the inclusion of 3,300 temporary staff at Absa.

The number of staff under notice at 31st December 2005, was 2,400.

BARCLAYS PLC

FINANCIAL REVIEW

Share of post-tax results of associates and joint ventures

	2005	2004
	£m	£m
Loss from joint ventures	(8)	—
Profit from associates	53	56

Share of post-tax results of associates and joint ventures	45	56

The share of post-tax results of associates and joint ventures fell 20% (£11m) to £45m (2004: £56m). A stronger underlying performance by FirstCaribbean in 2005 was more than offset by the impact of a gain in 2004 relating to the sale of shares held in Republic Bank Ltd (Barclays share £28m). Losses from joint ventures primarily related to Intelligent Processing Systems Limited, a cheque processing joint venture in the UK.

Tax

The charge for the period is based upon a UK corporation tax rate of 30% for the calendar year 2005 (full-year 2004: 30%). The effective rate of tax for 2005 was 27% (2004: 28%). This is lower than the standard rate due to the beneficial effects of lower tax on certain overseas income and certain non-taxable gains. The tax charge for the year includes £961m (2004: £1,028m) arising in the UK and £478m (2004: £251m) arising overseas.

Profit attributable to minority interests

	2005	2004
	£m	£m
International Retail and Commercial Banking - Absa minority interests	116	—
Preference shares	113	2
Reserve capital instruments	93	—
Upper tier 2 instruments	11	—
Barclays Global Investors minority interests	41	22
Other minority interests	20	23

Profit attributable to minority interests	394	47

Profit attributable to minority interests increased due to the acquisition of Absa, the inclusion of certain capital instruments within minority interests in accordance with IAS 39 and an increase in the preference share capital of subsidiary undertakings.

BARCLAYS PLC

FINANCIAL REVIEW

Earnings per share

	2005		2004
Profit attributable to equity holders of the parent	£3,447	m	£3,254	m
Dilutive impact of convertible options	£(38	)m	£(16	)m

Profit attributable to equity holders of the parent including dilutive impact of convertible options	£3,409	m	£3,238	m

Basic weighted average number of shares in issue	6,337	m	6,381	m
Number of potential ordinary shares[1]	149	m	124	m

Diluted weighted average number of shares	6,486	m	6,505	m

	p		p
Basic earnings per ordinary share	54.4		51.0

Diluted earnings per ordinary share	52.6		49.8

Dividends on ordinary shares

The Board has decided to pay, on 28th April 2006, a final dividend for the year ended 31st December 2005 of 17.4p per ordinary share, for shares registered in the books of the Company at the close of business on 3rd March 2006. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2005 - 2006 tax year in mid-October 2006.

The amount payable for the 2005 final dividend is £1,105m (2004: £1,001m). This amount excludes £24m payable on own shares held by employee benefit trusts (2004: £16m).

For qualifying US and Canadian resident ADR holders, the final dividend of 17.4p per ordinary share becomes 69.6p per ADS (representing four shares). The ADR depositary will mail the dividend on 28th April 2006 to ADR holders on the record on 3rd March 2006.

For qualifying Japanese shareholders, the final dividend of 17.4p per ordinary share will be distributed in mid-May to shareholders on the record on 3rd March 2006.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they do not live in or are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, Share Dividend Team, The Causeway, Worthing, West Sussex, BN99 6DA; or, by telephoning 0870 609 4535. The completed form should be returned to The Plan Administrator on or before 7th April 2006 for it to be effective in time for the payment of the final dividend on 28th April 2006. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.

[1]	Potential ordinary shares reflect the dilutive effect of share options outstanding.

BARCLAYS PLC

Analysis of amounts included in the balance sheet

Capital resources

	2005	As at 01.01.05	2004
	£m	£m	£m
Shareholders’ equity excluding minority interests	17,426	15,287	15,870

Preference shares	2,977	690	690
Reserve capital instruments	1,868	1,907	—
Upper tier 2 instruments	581	586	—
International Retail and Commercial Banking - Absa minority interests	1,351	—	—
Other minority interests	227	147	204
Minority interests	7,004	3,330	894

Total shareholders’ equity	24,430	18,617	16,764
Loan capital	12,463	10,606	12,277

Total capital resources	36,893	29,223	29,041

The authorised share capital of Barclays PLC is £2,500m (2004: £2,500m) comprising 9,996 million (2004: 9,996 million) ordinary shares of 25p shares and 1 million (2004: 1 million) staff shares of £1 each. Called up share capital comprises 6,490 million (2004: 6,454 million) ordinary shares of 25p each and 1 million (2004: 1 million) staff shares of £1 each.

Total capital resources increased £7,670m to £36,893m since 1st January 2005.

Shareholders’ equity, excluding minority interests, increased £2,139m since 1st January 2005. The increase primarily reflected profits attributable to equity holders of the parent of £3,447m, offset by dividends of £1,581m.

Loan capital rose £1,857m reflecting capital raisings of £1,283m, acquisition of Absa Group Limited’s loan capital of £669m, accrued interest of £210m and exchange rate movements of £207m; offset by redemptions of £464m, fair value adjustments of £43m and amortisation of issue expenses of £5m.

Minority interests increased £3,674m since 1st January 2005, primarily reflecting the purchase of Absa Group Limited with minority interest of £1,351m and the following issuances of preference shares during 2005:

•	140,000 preference shares of nominal €100 each (Principal amount: €1.4bn; £978m) with a 4.75% dividend issued on 15th March 2005.

•	100,000 preference shares of nominal US$100 each (Principal amount: US$1.0bn; £551m) with a 6.278% dividend issued on 8th June 2005.

•	75,000 preference shares of nominal £100 each (Principal amount: £750m) with a 6% dividend issued on 22nd June 2005.

The impact of IAS 32 resulted in the reclassification of certain capital instruments from debt to minority interests. This accounts for substantially all of the increase in minority interests between 31st December 2004 and 1st January 2005.

BARCLAYS PLC

Capital ratios

Weighted risk assets and capital resources, as defined for supervisory purposes by the Financial Services Authority (FSA), comprised:

	2005	As at 01.01.05	2004
	£m	£m	£m
Weighted risk assets:
Banking book
On-balance sheet	180,808	148,328	148,621
Off-balance sheet	31,351	28,191	26,741
Associated undertakings and joint ventures	3,914	3,020	3,020

Total banking book	216,073	179,539	178,382

Trading book
Market risks	23,216	22,106	22,106
Counterparty and settlement risks	29,859	18,113	18,113

Total trading book	53,075	40,219	40,219

Total weighted risk assets	269,148	219,758	218,601

Capital resources:
Tier 1
Called up share capital	1,623	1,614	1,614
Eligible reserves	16,837	14,933	15,670
Minority interests[1]	6,634	2,824	2,890
Tier one notes[2]	981	920	920
Less: intangible assets	(7,180)	(4,747)	(4,432)

Total qualifying tier 1 capital	18,895	15,544	16,662

Tier 2
Revaluation reserves	25	25	25
Available for sale - equity gains	223	—	—
Collectively assessed impairment allowances	2,306	2,046	—
General provisions	—	—	564
Minority Interests	515	397	—
Qualifying subordinated liabilities[3]
Undated loan capital	3,212	3,176	3,573
Dated loan capital	7,069	5,647	5,647
Other	—	3	2

Total qualifying tier 2 capital	13,350	11,294	9,811

Tier 3: short term subordinated liabilities[3]	—	286	286

Less: Supervisory deductions:
Investments not consolidated for supervisory purposes	(782)	(781)	(1,047)
Other deductions	(961)	(496)	(496)

	(1,743)	(1,277)	(1,543)

Total net capital resources	30,502	25,847	25,216

Tier 1 ratio	7.0%	7.1%	7.6%
Risk asset ratio	11.3%	11.8%	11.5%

[1]	Includes reserve capital instruments of £1,735m (1st January 2005: £1,627m; 31st December 2004: £1,627m).
[2]	Tier one notes are included in undated loan capital in the consolidated balance sheet.
[3]	Subordinated liabilities are included in tiers 2 or 3, subject to limits laid down in the supervisory requirements.

BARCLAYS PLC

Capital ratios (continued)

At 31st December 2005, the tier 1 capital ratio was 7.0% and the risk asset ratio was 11.3%. From 1st January 2005, net total capital resources rose £4.7bn and weighted risk assets increased £49.4bn.

Tier 1 capital rose £3.4bn, including £1.9bn arising from profits attributable to equity holders net of dividends paid. Minority interests within tier 1 capital increased £3.8bn primarily due to the issuance of £2.3bn of preference shares by Barclays Bank PLC and the minority interest arising on the acquisition of a majority stake in Absa Group Limited. Deductions for intangible assets increased £2.4bn, primarily due to goodwill and intangible assets arising from the acquisition of Absa Group Limited. Tier 2 capital increased £2.1bn of which £1.5bn related to loan capital. The tier 3 capital debt matured in April 2005.

Reconciliation of regulatory capital

Capital is defined differently for accounting and regulatory purposes. A reconciliation of shareholders’ equity for accounting purposes to called up share capital and eligible reserves for regulatory purposes, is set out below:

	2005	As at 01.01.05
	£m	£m
Shareholders’ equity excluding minority interests	17,426	15,287

Available for sale reserve	(225)	(314)
Cash flow hedging reserve	(70)	(302)
Retained earnings
Defined benefit pension scheme	1,215	1,252
Additional companies in regulatory consolidation and non-consolidated companies	(145)	266
Foreign exchange on RCIs and upper tier 2 loan stock	289	459
Other adjustments	(30)	(101)

Called up share capital and eligible reserves	18,460	16,547

BARCLAYS PLC

Total assets and weighted risk assets

Total assets increased 29% to £924.4bn (1st January 2005: £715.6bn). Weighted risk assets increased 22% to £269.1bn (1st January 2005: £219.8bn). Loans and advances to customers that have been securitised or subject to similar risk transfer increased £17.3bn to £21.6bn (2004: £4.3bn). Securitised or risk transferred assets are included within total assets but are excluded from weighted risk assets. The increase in weighted risk assets since 1st January 2005 reflects a rise of £36.5bn in the banking book and a rise of £12.9bn in the trading book.

UK Retail Banking total assets decreased 4% to £69.2bn (1st January 2005: £71.9bn). This was mainly attributable to lower residential mortgage balances. Weighted risk assets decreased 15% to £32.3bn (1st January 2005: £37.8bn), reflecting lower mortgage balances and a £4.5bn securitisation of mortgage assets in the second half of 2005, which more than offset strong growth in non-mortgage loans.

UK Business Banking total assets increased 21% to £72.0bn (1st January 2005: £59.5bn), reflecting strong growth in lending balances. Weighted risk assets increased 13% to £61.9bn (1st January 2005: £54.8bn), the increase being lower than asset growth mostly as a result of £5.0bn securitisation of corporate loans in the second half of 2005. The acquisition of a 51% stake in Iveco Finance, completed in June, increased total assets and weighted risk assets by £1.8bn. Excluding the impact of Iveco Finance, assets and weighted risk assets increased 18% and 10% respectively.

Barclays Capital total assets increased 28% to £581.9bn (1st January 2005: £454.4bn). This was mainly attributable to increases in debt securities and reverse repurchase agreements as the business continued to grow, and in derivative financial instruments as a result of business growth and market movements. Weighted risk assets increased 21% to £96.1bn (1st January 2005: £79.5bn), below the rate of balance sheet growth. This reflected trading book weighted risk assets moving in line with risk rather than the balance sheet, the lower weighting of fully collateralised reverse repurchase agreements and the availability of legally enforceable netting agreements with derivative counterparties.

Barclays Global Investors total assets increased 32% to £80.9bn (1st January 2005: £61.4bn) due to growth in asset management products reported on the balance sheet. For the amounts related to asset management products, equal and offsetting balances are reflected within liabilities to customers. Weighted risk assets rose 42% to £1.7bn (1st January 2005: £1.2bn) due to growth in the business.

Wealth Management total assets increased 7% to £6.1bn (1st January 2005: £5.7bn). Weighted risk assets increased 7% to £4.5bn (1st January 2005: £4.2bn) reflecting good growth in lending balances.

Barclaycard total assets increased 11% to £25.8bn (1st January 2005: £23.2bn) driven by growth in lending balances. Weighted risk assets dropped by 6% to £20.4bn (1st January 2005: £21.6bn) reflecting increased securitisation activity during the second half of 2005.

International Retail and Commercial Banking excluding Absa total assets increased 19% to £34.2bn (1st January 2005: £28.8bn) reflecting strong volume growth in European mortgages and African corporate lending. Weighted risk assets increased 16% to £21.6bn (1st January 2005: £18.7bn), which was lower than the increase in assets, reflecting strong growth in mortgage balances, which carry a 50% weighting, and the securitisation of assets in Spain during 2005.

International Retail and Commercial Banking - Absa total assets were £39.4bn and weighted risk assets £28.4bn. Growth in assets since acquisition has been driven by increases in retail lending balances.

Head office functions and other operations total assets increased 83% to £7.7bn (1st January 2005: £4.2bn). The increase includes financial instruments acquired for hedging purposes. Weighted risk assets increased 16% to £2.2bn (1st January 2005: £1.9bn) below the rate of balance sheet growth primarily due to lower risk weighting for assets held for hedging purposes.

BARCLAYS PLC

Economic capital

Barclays assesses capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within seven risk categories: Credit Risk, Market Risk, Business Risk, Operational Risk, Insurance Risk, Fixed Assets and Private Equity.

The Group regularly enhances its economic capital methodology and benchmarks outputs to external reference points. The framework has been enhanced to reflect default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus seeking to remove cyclicality from the economic capital calculation. The framework also adjusts economic capital to reflect time horizon, correlation of risks and risk concentrations.

Economic capital is allocated on a consistent basis across all of Barclays businesses and risk activities. A single cost of equity is applied to calculate the cost of risk. Economic capital allocations reflect varying levels of risk.

The total average economic capital required by the Group, as determined by risk assessment models and after considering the Group’s estimated portfolio effects, is compared with the supply of economic capital to evaluate economic capital utilisation. Supply of economic capital is calculated as the average available shareholders’ equity after adjustment and including preference shares.

The economic capital methodology will form the basis of the Group’s submission for the Basel II Internal Capital Adequacy Assessment Process (ICAAP).

BARCLAYS PLC

Economic capital demand1

	2005	2004
	£m	£m
UK Banking	5,250	4,650
UK Retail Banking	2,300	2,200
UK Business Banking	2,950	2,450
Barclays Capital	2,550	2,100
Barclays Global Investors	150	150
Wealth Management	400	300
Wealth Management - closed life assurance activities	50	100
Barclaycard	2,800	2,450
International Retail and Commercial Banking	1,550	1,000
International Retail and Commercial Banking - ex Absa	1,150	1,000
International Retail and Commercial Banking - Absa[2]	400	—
Head office functions and other operations[3]	250	200

Business unit economic capital	13,000	10,950
Capital held at Group centre[4]	1,050	1,400

Economic capital requirement (excluding goodwill)	14,050	12,350
Average historic goodwill and intangible assets[5]	6,450	5,600

Total economic capital requirement[6]	20,500	17,950

UK Retail Banking economic capital allocation increased £100m to £2.3bn. The impact of growth was offset by risk transfer transactions within UK mortgages. UK Business Banking economic capital allocation increased £500m to £2.95bn as a consequence of asset growth and the acquisition of the Iveco Finance business.

Barclays Capital economic capital increased £450m to £2.55bn reflecting underlying growth in loan and derivative portfolios, additional equity investments and the growth in business and operational risk economic capital.

Wealth Management economic capital allocation increased £100m to £400m as a consequence of general growth across the business and the recalibration of business and operational risk economic capital.

Wealth Management - closed life assurance activities economic capital allocation reduced £50m to £50m reflecting the impact of IFRS removing the volatility previously associated with embedded value accounting.

Barclaycard economic capital allocation increased £350m to £2.8bn, due to growth in outstandings and the inclusion of Barclaycard US for the full year.

[1]	Calculated using a five point average over the year.
[2]	Average economic capital demand for Absa relates to 5 months of 2005. As at 31st December 2005 the capital demand amounted to £950m.
[3]	Includes Transition Businesses and capital for central functional risks.
[4]	The Group’s practice is to maintain an appropriate level of excess capital, held at Group centre, which is not allocated to business units. This variance arises as a result of capital management timing and includes capital held to cover pension contribution risk.
[5]	Average goodwill relates to purchased goodwill and intangible assets from business acquisitions. Absa goodwill is included for 5 months of 2005. As at 31st December 2005 Absa goodwill and intangibles amounted to £1.8bn and total goodwill and intangibles was £7.9bn.
[6]	Total period-end economic capital requirement as at 31st December 2005 stood at £21,850m (1st January 2005: £18,150m; 31st December 2004: £19,400m).

BARCLAYS PLC

Economic capital demand (continued)

International Retail and Commercial Banking excluding Absa economic capital allocation increased £150m to £1.15bn due to the recalibration of business and operational risk economic capital together with exposure growth in Africa and Spain. Absa added £400m to the average economic capital demand reflecting 5 months of the allocation after excluding the risk borne by the minority interest.

Capital held at the Group centre fell £350m to £1.05bn as a result of the acquisition of Absa, partially offset by an increase in available funds to support economic capital (see Economic capital supply on page 53).

BARCLAYS PLC

Economic capital supply

The Group has determined that the impacts of IFRS should be modified in calculating available funds for economic capital. This applies specifically to:

•	Cashflow hedging reserve - to the extent that the Group undertakes the hedging of future cash flows, shareholders’ equity will include gains and losses which will be offset against the gain or loss on the hedged item when it is recognised in the income statement at the conclusion of the future hedged transaction. Given the future offset of such gains and losses, they are excluded from shareholders’ equity upon which the capital charge is based.

•	Available for sale reserve - unrealised gains and losses on such securities are included in shareholders’ equity until disposal or impairment. Such gains and losses will be excluded from shareholders’ equity for the purposes of calculating the capital charge. Realised gains and losses, foreign exchange translation differences and any impairment charges recorded in the income statement will impact economic profit.

•	Retirement benefits liability - the Group has recorded a deficit with a consequent reduction in shareholders’ equity. This represents a non-cash reduction in shareholders’ equity. For the purposes of deriving the capital charge, the Group will not deduct the pension deficit from shareholders’ equity.

The capital resources to support economic capital comprise adjusted shareholders’ equity including preference shares but excluding other minority interests. Preference shares have been issued to optimise the long-term capital base of the Group.

The average supply of capital to support the economic capital framework is set out below1:

	2005	2004
	£m	£m
Shareholders’ equity excluding minority interests less goodwill[2]	10,850	10,450
Retirement benefits liability	1,350	1,750
Cashflow hedging reserve	(250)	—
Available for sale reserve	(250)	—
Preference shares	2,350	150

Available funds for economic capital excluding goodwill	14,050	12,350
Average historic goodwill and intangible assets[2]	6,450	5,600

Available funds for economic capital[3]	20,500	17,950

[1]	Averages for the period will not correspond to period-end balances disclosed in the balance sheet. Numbers are rounded to the nearest £50m for presentational purposes only.
[2]	Average goodwill relates to purchased goodwill and intangible assets from business acquisitions. Absa goodwill is included for 5 months of 2005. As at 31st December 2005, Absa goodwill and intangibles amounted to £1.8bn.
[3]	Available funds for economic capital as at 31st December 2005 stood at £21,850m (1st January 2005: £18,150m; 31st December 2004: £19,400m).

BARCLAYS PLC

Economic profit

Economic profit comprises:

•	Profit after tax and minority interests; less

•	Capital charge (average shareholders’ equity excluding minority interests multiplied by the Group cost of capital).

The Group cost of capital has been applied at a uniform rate of 9.5%1 (2004: 9.5%). The costs of preference shares servicing are included in minority interests.

The economic profit performance in 2005 and 2004 is shown below:

	2005	2004
	£m	£m
Profit after tax and minority interests	3,447	3,254
Addback of amortisation charged on acquired intangible assets[2]	29	6

Profit for economic profit purposes	3,476	3,260

Average shareholders’ equity excluding minority interests[3,4]	10,850	10,450
Deduct reserve for unrealised gains on cashflow hedging reserve[4]	(250)	—
Deduct reserve for unrealised gains on available for sale financial instruments[4]	(250)	—

Add: retirement benefits liability	1,350	1,750

Goodwill and intangible assets arising on acquisitions[4,5]	6,450	5,600

Average shareholders’ equity for economic profit purposes [3,4]	18,150	17,800

Capital charge at 9.5%	(1,724)	(1,692)

Economic profit	1,752	1,568

[1]	The Group’s cost of capital for 2006 is unchanged at 9.5%.
[2]	Amortisation charged for purchased intangibles only, adjusted for tax and minority interests.
[3]	Average ordinary shareholders’ equity for Group economic profit calculation is the sum of adjusted equity and reserves plus goodwill, but excludes preference shares.
[4]	Averages for the period will not correspond exactly to period end balances disclosed in the balance sheet. Numbers are rounded to the nearest £50m for presentation purposes only.
[5]	Absa goodwill is included for 5 months of 2005. As at 31st December 2005 Absa goodwill and intangibles amounted to £1.8bn.

BARCLAYS PLC

GROUP PERFORMANCE MANAGEMENT

Performance relative to the 2004 to 2007 goal period

Barclays will continue to use goals to drive performance. At the end of 2003, Barclays established a new set of four year performance goals for the period 2004 to 2007 inclusive. The primary goal is to achieve top quartile total shareholder return (TSR) relative to a peer group1 of financial services companies and is unchanged from the prior goal period. TSR is defined as the value created for shareholders through share price appreciation, plus re-invested dividend payments. The peer group is regularly reviewed to ensure that it remains aligned to our business mix and the direction and scale of our ambition.

For the two years from 31st December 2003 to 31st December 2005, Barclays delivered TSR of 34% and was positioned 5th within its peer group, which is second quartile. The TSR of the FTSE 100 Index for this period was 34%.

At the time of setting the TSR goal, we estimated that achieving top quartile TSR would require the achievement of compound annual growth in economic profit2 in the range of 10% to 13% per annum (£6.5bn to £7.0bn of cumulative economic profit)3 to support top quartile TSR over the 2004 to 2007 goal period.

Economic profit for 2005 was £1.75bn, which, added to the £1.57bn generated in 2004, delivered a cumulative total of £3.32bn for the goal period to date. This equates to compound annual growth in economic profit of 18% per annum for the goal period to date.

[1]	Peer group for 2005 remained unchanged from 2004: ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan, Lloyds TSB, Royal Bank of Scotland and UBS. The peer group is unchanged for 2006.
[2]	Economic profit is defined on page 54.
[3]	Restated for IFRS.

BARCLAYS PLC

Risk Tendency

As part of its credit risk management system, the Group uses a model-based methodology to assess the point-in-time expected loss of credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to credit exposures in both wholesale and retail sectors. Risk Tendency provides statistical estimates of losses expected to arise within the next year based on averages in the ranges of possible losses expected from each of the current portfolios. This can be contrasted with impairment allowances required under accounting standards, which are based on objective evidence of impairment as at the balance sheet date.

Since Risk Tendency and impairment allowances are calculated for different purposes and on different bases, Risk Tendency does not predict loan impairment. Risk Tendency is provided to present a view of the evolution of the quality and scale of the credit portfolios.

	2005	2004
	£m	£m
UK Banking	450	375
UK Retail Banking	170	150
UK Business Banking	280	225
Barclays Capital	85	70
Wealth Management	5	5
Barclaycard	1,100	860
International Retail and Commercial Banking	195	65
International Retail and Commercial Banking - ex Absa	75	65
International Retail and Commercial Banking - Absa	120	—
Transition Businesses[1]	10	20

Risk Tendency	1,845	1,395

Risk Tendency increased 32% (£450m) to £1,845m (2004: £1,395m). The largest increase occurred in Barclaycard, which rose £240m to £1,100m, reflecting the deterioration of credit conditions in the UK credit card market. Risk Tendency increased in UK Business Banking due to the growth in the loan book and the acquisition of the Iveco Finance business.

[1]	Included within head office functions and other operations.

BARCLAYS PLC

ADDITIONAL INFORMATION

Basis of preparation

The Group adopted the requirements of International Financial Reporting Standards and International Accounting Standards (collectively IFRS) for the first time for the purpose of preparing financial statements for the year ended 31st December 2005.

The Group issued an IFRS Transition Report on 11th May 2005 that provided the reconciliations required by IFRS and the provisional accounting policies expected to be applied in the preparation of the 2005 financial statements. The Interim Results Announcement on 5th August 2005 amended the reconciliations and the provisional accounting policies for the use of the fair value option. The financial information in this Results Announcement has been prepared in accordance with these amended accounting policies. A summary of the Group’s significant accounting policies will be included in the 2005 Annual Report.

Group structure changes from 2004

The presentation of results by business differs from that provided in 2004 in the following respects:

•	International Retail and Commercial Banking and Wealth Management (previously called Private Clients) are reported as separate business divisions and not aggregated, reflecting the differences in the nature of the products and services and changes in management accountability. Absa is included in International Retail and Commercial Banking to reflect the nature of the products and services and the management accountability. International Retail and Commercial Banking excluding and including Absa are reported as separate components to provide useful information about this significant acquisition.

•	The results for Wealth Management - closed life assurance activities are provided separately from those for the rest of Wealth Management in order to provide more clarity on the impact of these activities.

•	The 2004 results of Barclaycard and UK Retail Banking have been restated to reflect the 2005 change in allocation of branch network costs and insurance sales between the two divisions. This had the impact of increasing Barclaycard profit before tax by £59m in 2004 and reducing UK Banking profit before tax in 2004 by the same amount. This restatement was reflected in the IFRS Transition Report issued on 11th May 2005 and the Interim Results Announcement for the half-year ended 30th June 2005.

BARCLAYS PLC

ADDITIONAL INFORMATION

Acquisitions and disposals

On 1st June 2005, Barclays Asset and Sales Finance (‘BASF’) acquired a 51% share and controlling stake in Fiat’s Iveco Vehicle Finance Business. The transaction will expand BASF’s commercial vehicle expertise.

On 30th June 2005, EnterCard, the joint venture between Barclays Bank PLC and FöreningsSparbanken (also known as Swedbank), which was announced on 4th February 2005, began operations. Barclays Bank PLC has a 50% economic interest in the joint venture. EnterCard provides credit cards in the Nordic market, initially in Sweden and Norway.

On 1st July 2005, Barclays acquired the wealth business of ING Securities Bank (France) consisting of ING Ferri and ING Private Banking.

On 9th May 2005, Barclays announced the terms of a recommended acquisition of a majority stake in Absa Group Limited (‘Absa’). The acquisition was subject to a number of conditions, one of which was the approval of the South African Minister of Finance under the Banks Act, 1990, of South Africa. As part of the Banks Act approval process, Barclays confirmed its long-term commitment to investing in South Africa pursuant to the acquisition of Absa and its intention to retain a controlling stake. Barclays also acknowledged the importance of maintaining the South African character of Absa, in which regard the Chairman of Absa, Dr. Danie Cronje, would continue to serve as chairman and would become a non-executive director of Barclays PLC and Barclays Bank PLC and Dr. Steve Booysen would remain as Group Chief Executive of Absa. Three Barclays representatives were appointed to the Absa board. Barclays has consolidated Absa from 27th July 2005. As at 31st December 2005, Barclays shareholding was 377,527,453 ordinary shares (56.6%).

The acquisition was endorsed by Absa’s black economic empowerment partner. Batho Bonke Capital (Proprietary) Limited, and the Absa Share Ownership Trust, hold redeemable cumulative option-holding preference shares in Absa. These redeemable preference shares have the same rights as ordinary shares, including voting rights (amounting to approximately 11% of the aggregate voting rights), save for the rights relating to dividends, redemption and option liquidation. Each redeemable preference share carries the option to acquire one Absa ordinary share at a discount to the market price during an option exercise period commencing on 2nd July 2007 and ending on 1st July 2009.

BARCLAYS PLC

ADDITIONAL INFORMATION

Change in accounting estimate

The Group has undertaken a review of the actual useful economic lives of property, plant and equipment. As a result of this review, the assumed useful economic lives of the costs of adaptation of freehold and leasehold property and equipment installed in freehold and leasehold property have increased from 10 years to a range of 10-15 years. The useful economic lives of fixtures and fittings and other equipment have increased from 5 years to a range of 5-10 years. This change in accounting estimate better reflects historical experience and has been applied prospectively from 1st January 2005. This reduced the depreciation charge in 2005 by £30m.

Hedge accounting

The element of ineffectiveness arising on hedges that qualify for hedge accounting is included in net interest income.

Share capital

The Group manages its debt and equity capital actively. The Group will seek to renew its authority to buy back ordinary shares at the 2006 Annual General Meeting to provide additional flexibility in the management of the Group’s capital resources.

Group share schemes

The independent trustees of the Group’s share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group’s results for the purposes of those schemes’ current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

BARCLAYS PLC

ADDITIONAL INFORMATION

Competition and regulatory matters

There is continuing political and regulatory scrutiny of, and major changes in, legislation and regulation of the retail banking and consumer credit industries in the UK and elsewhere.

In the European Union (EU) as a whole, this includes an inquiry into retail banking in all 25 member states by the European Commission’s Directorate General for Competition. The inquiry is looking at retail banking in Europe generally and the Group is co-operating with the inquiry. The outcome of the inquiry is unclear, but it may have an impact on retail banking in one or more of the EU countries in which the Group operates and therefore on the Group’s business in that sector.

In the UK, in September 2005 the Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result of its inquiries, the OFT then announced in December 2005 that it will commence a market study on PPI in March 2006. The scope and impact of the study is not known at present.

In relation to UK consumer credit:

•	The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case is being appealed to the Competition Appeals Tribunal and the appeal is expected to be heard towards the end of 2006. The OFT’s investigation in the Visa interchange case is at an earlier stage.

•	The OFT also has a continuing investigation into the level of late and over-limit fees on credit cards. The OFT issued a press release in July 2005 stating that their provisional conclusion was that these fees were excessive and need to be reduced to be fair. The OFT gave Barclaycard, and seven other credit card companies, three months to provide suitable undertakings regarding the basis of these charges or otherwise to address the concerns of the OFT. Barclaycard responded to the OFT in October 2005 further explaining the position Barclaycard takes in respect of late and over-limit fees and has continued to work with the OFT to address its concerns. Barclays continues to consider the impact of the provisional finding on the credit card industry and Barclaycard, including steps to mitigate any financial impact on shareholders.

These investigations are looking at several aspects of the UK consumer credit industry and the Group is co-operating with them. Their outcome is not known but they may have an impact on the consumer credit industry in general and therefore on the Group’s business in this sector.

The OFT announced in January 2006 that it would be reviewing the undertakings given following the conclusion of the Competition Commission Inquiry in 2002 into the supply of banking services to SMEs. The OFT will commence that review in March 2006 and anticipate that it will take them 9 months. The Group will cooperate fully with that review.

Recent developments

On 1st January 2006 Barclays completed the sale to Absa Group Limited of the Barclays South African branch business (the ‘business’). The business consists of the Barclays Capital South African operations and Corporate and Business Banking activities carried out by International Retail and Commercial Banking (South African branch), together with the associated assets and liabilities.

BARCLAYS PLC

NOTES

1. Assets held in respect of linked liabilities to customers under investment contracts/liabilities arising from investment contracts

	2005	As at 01.01.05	2004
	£m	£m	£m
Non-trading financial instruments fair valued through profit and loss held in respect of linked
liabilities	83,193	63,124	—
Cash and bank balances within the funds	2,008	1,485	—

Assets held in respect of linked liabilities to customers under investment contracts	85,201	64,609	—

Liabilities arising from investment contracts	(85,201)	(64,609)	—

These assets comprise assets under management held on behalf of clients, required to be recognised on the balance sheet under IAS 39.

2. Derivative financial instruments

The tables set out below analyse the contract or underlying principal and the fair value of derivative financial instruments held for trading purposes and for the purposes of managing the Group’s structural exposures. Derivatives are measured at fair value and the resultant profits and losses from derivatives held for trading purposes are included in net trading income. Where derivatives are held for risk management purposes and when transactions meet the criteria specified in IAS 39, the Group applies hedge accounting as appropriate to the risks being hedged.

	2005
	Contract notional amount	Fair value
		Assets	Liabilities
	£m	£m	£m
Derivatives designated as held for trading
Foreign exchange derivatives	1,184,074	18,485	(17,268)
Interest rate derivatives	15,374,057	81,028	(79,701)
Credit derivatives	609,381	4,172	(4,806)
Equity and stock index and commodity derivatives	637,452	32,481	(35,128)

Total derivative assets/(liabilities) held for trading	17,804,964	136,166	(136,903)

Derivatives designated in hedge accounting relationships
Derivatives designated as cash flow hedges	40,080	232	(483)
Derivatives designated as fair value hedges	33,479	423	(331)
Derivatives designated as hedges of net investments	5,919	2	(254)

Total derivative assets/(liabilities) designated in hedge accounting relationships	79,478	657	(1,068)

Total recognised derivative assets/(liabilities)	17,884,442	136,823	(137,971)

Total derivative notionals at 31st December 2005 have grown from 1st January 2005 due primarily to increases in the volume of fixed income derivatives. This reflects the larger client base and clients’ increased use of Barclays electronic trading platforms in Europe and the US. Credit derivatives volumes have also increased significantly, due to growth in the market for these products.

BARCLAYS PLC

2. Derivative financial instruments (continued)

The Group’s total contract notional amount and the fair derivative asset and liability position before the effect of netting or allowable cash collateral offset as at 31st December 2004 was as follows:

	2004
	Contract notional amount	Fair value
		Assets	Liabilities
	£m	£m	£m
Foreign exchange derivatives	824,894	20,302	(22,332)
Interest rate derivatives	11,296,699	66,031	(62,753)
Credit derivatives	191,408	1,452	(1,217)
Equity and stock index and commodity derivatives	321,035	9,455	(10,053)

Total derivative assets/(liabilities) before netting or cash collateral offset	12,634,036	97,240	(96,355)

The Group’s total derivative asset and liability position as presented on the balance sheet was as follows:

	2005
	Contract notional amount	Fair value
		Assets	Liabilities
	£m	£m	£m
Derivative assets/(liabilities) designated as held for trading	17,804,964	136,166	(136,903)
Derivative assets/(liabilities) designated in hedge accounting relationships	79,478	657	(1,068)

Total recognised derivative assets/(liabilities)	17,884,442	136,823	(137,971)

	As at 01.01.05
	Contract notional amount	Fair value
		Assets	Liabilities
	£m	£m	£m
Derivative assets/(liabilities) designated as held for trading	12,381,890	92,490	(93,217)
Derivative assets/(liabilities) designated in hedge accounting relationships	89,894	1,721	(1,212)

Total recognised derivative assets/(liabilities)	12,471,784	94,211	(94,429)

BARCLAYS PLC

3. Loans and advances to banks

	2005	As at 01.01.05	2004
	£m	£m	£m
By geographical area
United Kingdom	4,624	5,813	3,949
Other European Union	5,423	4,274	1,813
United States	13,267	8,459	7,668
Africa	880	425	425
Rest of the World	6,915	6,781	5,725

	31,109	25,752	19,580
Reverse repurchase agreements	—	—	61,075
Less: Allowance for impairment/provision	(4)	(24)	(23)

Total loans and advances to banks	31,105	25,728	80,632

Of the total loans and advances to banks, placings with banks were £12.7bn (2004: £66.7bn). Placings with banks have decreased primarily due to the reclassification of reverse repurchase agreements to a separate balance sheet category.

BARCLAYS PLC

4. Loans and advances to customers

	2005	As at 01.01.05	2004
	£m	£m	£m
Retail business	144,039	108,506	106,296
Wholesale business	128,303	101,366	100,497

	272,342	209,872	206,793
Reverse repurchase agreements	—	—	58,304
Less: Allowances for impairment/provisions	(3,446)	(2,613)	(2,688)

Total loans and advances to customers	268,896	207,259	262,409

By geographical area
United Kingdom	163,759	148,197	146,248
Other European Union	38,923	26,350	26,210
United States	22,925	21,813	20,982
Africa	33,221	2,776	2,759
Rest of the World	13,514	10,736	10,594

	272,342	209,872	206,793
Reverse repurchase agreements	—	—	58,304
Less: Allowance for impairment/provisions	(3,446)	(2,613)	(2,688)

Total loans and advances to customers	268,896	207,259	262,409

By industry
Financial institutions	43,102	36,865	25,132
Agriculture, forestry and fishing	3,785	2,247	2,345
Manufacturing	13,779	9,477	9,044
Construction	5,020	3,637	3,278
Property	16,325	5,747	8,992
Energy and water	6,891	3,194	3,709
Wholesale and retail distribution and leisure	17,760	11,897	11,099
Transport	5,960	3,812	3,742
Postal and communication	1,313	828	834
Business and other services	24,247	20,924	23,223
Home loans[1]	89,529	78,030	80,855
Other personal	35,543	27,400	27,602
Finance lease receivables	9,088	5,814	6,938

	272,342	209,872	206,793
Reverse repurchase agreements	—	—	58,304
Less: Allowance for impairment/provisions	(3,446)	(2,613)	(2,688)

Total loans and advances to customers	268,896	207,259	262,409

As at 1st January 2005, total loans and advances decreased £55.1bn to £207.3bn (2004: £262.4bn) primarily due to the reclassification of reverse repurchase agreements to a separate balance sheet category.

The industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which that subsidiary operates even though the parent’s predominant business may be a different industry.

[1]	Excludes commercial property mortgages.

BARCLAYS PLC

5. Allowance for impairment on loans and advances/provisions for bad and doubtful debts

	2005	2004
	£m	£m
At beginning of period[1]	2,637	2,946
Acquisitions and disposals	555	21
Exchange and other adjustments	125	(33)
Unwind of discount	(76)	—
Amounts written off (see below)	(1,587)	(1,582)
Recoveries (see below)	222	255
Amounts charged against profit (see below)	1,574	1,104

At end of period	3,450	2,711

Amounts written off
United Kingdom	(1,302)	(1,280)
Other European Union	(56)	(63)
United States	(143)	(50)
Africa	(81)	(15)
Rest of the World	(5)	(174)

	(1,587)	(1,582)

Recoveries
United Kingdom	160	217
Other European Union	13	9
United States	15	14
Africa	16	4
Rest of the World	18	11

	222	255

Impairment/provisions charged against profit:

New and increased impairment allowances/provisions
United Kingdom	1,763	1,358
Other European Union	113	131
United States	105	85
Africa	109	47
Rest of the World	39	134

	2,129	1,755

Less: Releases of impairment allowance/provision
United Kingdom	(221)	(120)
Other European Union	(25)	(20)
United States	(14)	(14)
Africa	(56)	(16)
Rest of the World	(17)	(20)

	(333)	(190)

Recoveries	(222)	(255)

Impairment charged against profit/net specific provisions charge	1,574	1,310
General provision release[2]	—	(206)

Net charge to profit[3]	1,574	1,104

[1]	Due to the adoption of IAS 32 and IAS 39 on 1st January 2005 and the consequent restatement of the impairment allowance, the period end value at 31st December 2004 does not correspond to the opening value at the beginning of 2005. The period end and opening values are reconciled on page 66.
[2]	The distinction between specific and general provisions which was made in UK GAAP does not exist under IFRS.
[3]	This excludes other credit provisions and impairment on available for sale assets detailed on page 40.

BARCLAYS PLC

5. Allowance for impairment on loans and advances/provisions for bad and doubtful debts (continued)

	2005	2004
	£m	£m
Allowance/specific provisions
United Kingdom	2,266	1,683
Other European Union	284	149
United States	130	155
Africa	647	70
Rest of the World	123	90

Total allowance/specific provisions	3,450	2,147
General provisions[1]	—	564

	3,450	2,711

A reconciliation of UK GAAP provisions to IFRS impairment allowances is as follows:

£m
UK GAAP provision as at 31st December 2004	2,711
IFRS interest and fees not recognised	(157)
UK GAAP interest in suspense as at 31st December 2004	40
UK GAAP fees in suspense as at 31st December 2004	19
Additional impairment allowances resulting from the application of revised Calculation methodologies at 1st January 2005	24

IFRS impairment allowances as at 1st January 2005	2,637

[1]	The distinction between specific and general provisions which was made in UK GAAP does not exist under IFRS.

BARCLAYS PLC

6. Potential credit risk loans

The following tables present an analysis of potential credit risk loans (non-performing and potential problem loans).

	2005	As at 01.01.05	2004
	£m	£m	£m
Potential credit risk loans
Summary
Impaired loans[1]	4,550	3,536	3,550
Accruing loans which are contractually overdue
90 days or more as to principal or interest	609	538	550

	5,159	4,074	4,100
Restructured loans	51	15	15

Total non-performing loans	5,210	4,089	4,115
Potential problem loans	929	795	798

Total potential credit risk loans	6,139	4,884	4,913

Geographical split Impaired loans[1]:
United Kingdom	2,965	2,680	2,697
Other European Union	345	308	301
United States	230	284	284
Africa	831	115	116
Rest of the World	179	149	152

Total	4,550	3,536	3,550

Accruing loans which are contractually overdue 90 days or more as to principal or interest
United Kingdom	539	501	513
Other European Union	53	34	34
United States	—	1	1
Africa	17	1	1
Rest of the World	—	1	1

Total	609	538	550

[1]	Impaired loans are non-performing loans where, in general, an impairment allowance has been raised. This classification may also include non-performing loans which are fully collateralised or where the indebtedness has already been written down to the expected realisable value.

BARCLAYS PLC

6. Potential credit risk loans (continued)

	2005	As at 01.01.05	2004
	£m	£m	£m
Restructured loans:
United Kingdom	5	2	2
Other European Union	7	—	—
United States	16	13	13
Africa	23	—	—
Rest of the World	—	—	—

Total	51	15	15

Total non-performing loans:
United Kingdom	3,509	3,183	3,212
Other European Union	405	342	335
United States	246	298	298
Africa	871	116	117
Rest of the World	179	150	153

Total	5,210	4,089	4,115

Potential problem loans:
United Kingdom	640	655	658
Other European Union	26	32	32
United States	12	27	27
Africa	248	67	67
Rest of the World	3	14	14

Total	929	795	798

Total potential credit risk loans:
United Kingdom	4,149	3,838	3,870
Other European Union	431	374	367
United States	258	325	325
Africa	1,119	183	184
Rest of the World	182	164	167

Total	6,139	4,884	4,913

Allowance coverage of non-performing loans[1]:	%	%	%
United Kingdom	64.6	64.2	68.1
Other European Union	70.1	69.9	60.9
United States	52.8	53.7	57.0
Africa	74.3	71.6	68.4
Rest of the World	68.7	75.3	71.9

Total	66.2	64.5	66.9

Allowance coverage of total potential credit risk loans[1]:	%	%	%
United Kingdom	54.6	53.2	56.5
Other European Union	65.9	63.9	55.6
United States	50.4	49.2	52.3
Africa	57.8	45.4	43.5
Rest of the World	67.6	68.9	65.9

Total	56.2	54.0	56.0

[1]	In 2004, the geographical coverage ratios include an allocation of general provisions.

BARCLAYS PLC

6. Potential credit risk loans (continued)

Since 1st January 2005, non-performing loans (NPLs) increased 27% to £5,210m (1st January 2005: £4,089m). Excluding Absa NPLs of £725m at the year-end, NPLs increased 10%. Other than Absa, the increase in NPLs occurred mainly in the UK retail businesses with NPLs in the wholesale and corporate businesses decreasing modestly.

Potential problem loans (PPLs) increased 17% from the beginning of the year to £929m (1st January 2005: £795m). Excluding Absa PPLs of £176m at the year-end, PPLs decreased 5%. Excluding Absa, retail businesses PPLs increased 38%, but this was more than offset by the 30% decline in PPLs to wholesale and corporate businesses.

Potential Credit Risk Loans (PCRLs) increased 26% to £6,139m (1st January 2005: £4,884m). Excluding Absa PCRLs of £901m at the year-end, PCRLs increased 7%. Other than Absa, the increase in PCRLs occurred mainly in the UK retail businesses.

The value of PCRLs at 31st December 2004 was restated for the adoption of IFRS on 1st January 2005. This restatement has not been applied to the numbers for 2004 and, as a consequence, these numbers are not directly comparable with the current values. In addition, due to enhanced modelling, PCRLs in the mortgage business have been restated. The restatement has been applied to the prior periods shown, causing increases of £172m at 31st December 2004 and at 1st January 2005. This restatement does not reflect changes in credit quality but arises from the application of revised methodology.

Including Absa, the NPL and PCRL coverage ratios increased to 66.2% and 56.2% respectively at the end of 2005. These ratios are higher than those excluding Absa due to the fact that Absa has a higher proportion of retail lending which, in general, tends to carry a higher level of coverage than corporate lending.

Excluding Absa, coverage of NPLs and PCRL by the stock of impairment allowances, at 64.8%, (1st January 2005: 64.5%) and 55.5% (1st January 2005: 54.0%) were broadly in line with those reported at 1st January 2005.

7. Available for sale financial investments

	2005	As at 01.01.05	2004
	£m	£m	£m
Debt securities	50,024	46,059	—
Equity securities	1,250	675	—
Treasury bills	2,223	1,143	—
Other eligible bills	—	220	—

Available for sale financial investments	53,497	48,097	—

As at 1st January 2005, financial instruments have been classified and measured in accordance with IAS 39. In general, investment securities held under UK GAAP have been classified as available for sale under IFRS.

BARCLAYS PLC

8. Other assets

	2005	As at 01.01.05	2004
	£m	£m	£m
Sundry debtors	3,569	3,042	3,711
Prepayments	722	415	467
Balances arising from off-balance sheet instruments	—	—	18,174
Accrued income	329	190	3,563

Other assets	4,620	3,647	25,915

As at 1st January 2005, balances arising from off-balance sheet instruments were reclassified to derivative financial instruments.

Also from 1st January 2005, accrued income no longer includes accrued interest, which is now included within the classes of financial instruments to which the accrued interest relates.

9. Insurance assets, including unit-linked assets

	2005	As at 01.01.05	2004
	£m	£m	£m
Reinsurer’s share of provisions	114	109	109
Assets held to cover linked liabilities	—	—	5,870
Assets held to cover non-linked liabilities	—	—	2,597

Insurance assets, including unit-linked assets	114	109	8,576

In 2005, investment and insurance contracts are separately accounted for in accordance with IAS 39 and IFRS 4. At 1st January 2005, this has resulted in the majority of the assets within the life assurance businesses being classified as financial assets designated at fair value. These assets are held both in respect of linked liabilities to customers under investment contracts and also held on own account. In 2004, assets held to cover linked liabilities and provision for linked liabilities were aggregated and reported as insurance assets and insurance contract liabilities.

10. Insurance contract liabilities, including unit-linked liabilities

	2005	As at 01.01.05	2004
	£m	£m	£m
Long term business provision:
Provision for linked liabilities	1,532	1,460	5,821
Provision for non-unit linked liabilities	2,187	2,100	2,520
Provision for claims outstanding	48	36	36

Insurance contract liabilities, including unit-linked liabilities	3,767	3,596	8,377

In 2005, investment and insurance contracts are separately accounted for in accordance with IAS 39 and IFRS 4. In 2004, assets held to cover linked liabilities and provision for linked liabilities were aggregated and reported as insurance assets and insurance contract liabilities.

BARCLAYS PLC

11. Other liabilities

	2005	As at 01.01.05	2004
	£m	£m	£m
Obligations under finance leases payable	289	353	353
Balances arising from off-balance sheet financial instruments	—	—	18,009
Sundry creditors	6,131	5,021	3,851
Accruals and deferred income	4,711	4,495	6,820
Short positions in securities	—	—	53,903

Other liabilities	11,131	9,869	82,936

As at 1st January 2005, balances arising from off-balance sheet instruments were reclassified to derivative financial instruments and short positions in securities were reclassified to trading portfolio liabilities.

Also from 1st January 2005, accruals and deferred income no longer includes accrued interest, which is now included within the classes of financial instruments to which the accrued interest relates.

12. Other provisions for liabilities

	2005	As at 01.01.05	2004
	£m	£m	£m
Customer loyalty provisions	—	—	12
Redundancy and restructuring	74	97	97
Undrawn contractually committed facilities and guarantees	55	55	55
Onerous contracts	79	39	39
Sundry provisions	309	212	213

Other provisions for liabilities	517	403	416

As at 1st January 2005, the customer loyalty provision has been reclassified to other liabilities.

Other provisions for liabilities rose £101m to £517m (2004: £416m), principally reflecting the inclusion of Absa (£45m) and property costs relating to the head office relocation to Canary Wharf (£40m).

13. Retirement benefit liabilities

The Group’s IAS 19 pension deficit across all schemes as at 31st December 2005 was £2,879m (2004: £2,464m). This comprises net recognised liabilities of £1,737m (2004: £1,786m) and unrecognised actuarial losses of £1,142m (2004: £678m). The net recognised liabilities comprises retirement benefit liabilities of £1,823m (2004: £1,865m) and assets of £86m (2004: £79m).

The Group’s IAS 19 pension deficit in respect of the main UK scheme as at 31st December 2005 was £2,535m (2004: £2,220m). The actuarial funding position of the main UK pension scheme as at 31st December 2005, estimated from the formal triennial valuation in 2004, was a surplus of £900m (2004: deficit of £50m).

Cash contributions to the Group’s schemes totalled £373m in 2005 (2004: £279m), including £354m to the main UK scheme (2004: £255m). The Pensions Protection Fund (PPF) solvency ratio1 for the main UK scheme as at 31st December 2005 was estimated to be 110%.

[1]	The PPF solvency ratio represents the funds assets as a percentage of pension liabilities calculated using a section 179 valuation model to be finalised in March 2006 and agreed with the PPF.

BARCLAYS PLC

14. Legal proceedings

Proceedings, including a class action, have been brought in the United States against a number of defendants, including Barclays, following the collapse of Enron. In each case the claims are against groups of defendants. Barclays considers that the claims against it are without merit and is defending them vigorously. The trial of the class action claims relating to Enron is currently scheduled to begin in October 2006. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the litigation, although certain other defendants have reached settlements. In addition, in respect of investigations relating to Enron, Barclays is continuing to provide information in response to enquiries by regulatory and governmental authorities in the United States and elsewhere. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that it might have upon operating results in any particular financial period.

Barclays has been in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission’s investigation of transactions between Barclays and Enron. Barclays has also been in negotiations in the Enron bankruptcy proceedings. Barclays does not expect that the amount of any settlement with the Commission or in the bankruptcy proceedings would have a significant adverse effect on its financial position or operating results.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it, which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

15. Contingent liabilities and commitments

	2005	As at 01.01.05	2004
	£m	£m	£m
Contingent liabilities
Acceptances and endorsements	283	303	303
Guarantees and assets pledged as collateral for security	38,035	30,011	30,011
Other contingent liabilities	8,825	8,245	8,245

	47,143	38,559	38,559

Commitments
Standby facilities, credit lines and other commitments	203,785	134,051	134,051

Contingent liabilities increased 22% (£8.5bn) to £47.1bn (1st January 2005: £38.6bn) due to increases in securities lending activity within Barclays Global Investors. The inclusion of Absa increased contingent liabilities by £1.6bn.

Commitments increased 52% (£69.7bn) to £203.8m (1st January 2005: £134.1bn) primarily because of the inclusion of Absa and new facilities within Barclays Capital, Barclaycard and UK Banking. The inclusion of Absa increased commitments by £23.6bn.

BARCLAYS PLC

16. Market risk

Barclays policy is that the market risks associated with business activities are clearly identified, assessed and controlled within agreed limits and that the market risks arising from trading activities are concentrated in Barclays Capital.

Barclays uses a ‘value at risk’ measure as the primary mechanism for controlling market risk. Daily Value at Risk (DVaR) is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%. Daily losses exceeding the DVaR figure are likely to occur, on average, twice in every one hundred business days.

In 2005, the DVaR methodology for credit spread risk was enhanced. The original methodology was currency dependent and incorporated seven credit categories, these being interest rate swaps and six credit rating based categories. The enhanced ‘specific credit spread’ method replaces the rating and currency based approach with a name specific approach and was rolled out in phases across a number of business lines. The enhanced model captures concentration risk and responds quickly to changing market conditions and individual company circumstances. ‘Specific credit spread’ risk is reported within credit spread risk in the table on page 74.

Also in 2005, a methodology enhancement was introduced for inflation products. Inflation risk is reported within Interest rate risk in the table on page 74.

The impact of these methodology changes was not material and has not been reflected in the 2004 comparative data.

BARCLAYS PLC

16. Market risk (continued)

Analysis of Barclays Capital’s market risk exposures

Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk, decreased by 7% in 2005. This was mainly a consequence of increased geographical and product diversification resulting from business growth.

DVaR

	Twelve months to 31st December 2005
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	25.3	44.8	15.4
Credit spread risk	23.0	28.3	19.0
Foreign exchange risk	2.8	5.3	1.4
Equities risk	5.9	8.2	3.9
Commodities risk	6.8	11.4	4.5
Diversification effect	(31.9)	—	—

Total DVaR[2]	31.9	40.4	25.4

	Twelve months to 31st December 2004
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	25.0	53.6	15.1
Credit spread risk	22.6	32.9	16.0
Foreign exchange risk	2.4	7.4	0.9
Equities risk	4.2	7.9	2.2
Commodities risk	6.0	14.4	2.2
Diversification effect	(25.9)	—	—

Total DVaR	34.3	46.8	24.0

[1]	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.
[2]	The year-end total DVaR for 2005 was £37.4m (2004: £31.9m).

BARCLAYS PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2005	2004
	£m	£m
Net movements in available for sale reserve	(109)	—
Net movements in cash flow hedging reserve	(119)	—
Currency translation differences arising during the year	300	(58)
Tax	50	—
Other movements	(102)	—

Amounts included directly in equity	20	(58)
Profit for the year	3,841	3,301

Total recognised income and expense for the year	3,861	3,243

Attributable to:
Equity holders of the parent	3,379	3,196
Minority interests	482	47

	3,861	3,243

The consolidated statement of recognised income and expense reflects the accumulated income and expense for the year, including items taken directly to equity and reserves.

In accordance with IAS 39, gains or losses arising from the change in fair value of available for sale assets are recognised in the available for sale reserve except for impairment losses and foreign exchange gains or losses on monetary items such as debt securities, which are recognised in income. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to income.

In accordance with IAS 39, cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The gains and losses deferred in this reserve are transferred to income in the same period or periods during which the hedged item effects profit or loss.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the translation reserve and transferred to income on the disposal of the net investment.

Tax comprises tax on items taken directly to reserves, including tax on the available for sale reserve and cash flow hedging reserve.

Other movements primarily reflects the change in insurance liabilities taken directly to reserves.

BARCLAYS PLC

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

	2005	2004
	£m	£m
Net cash (outflow)/inflow from operating activities	(10,498)	5,171
Net cash outflow from investing activities	(5,181)	(6,998)
Net cash inflow from financing activities	15,119	2,960
Net gain on exchange rate changes on cash and cash equivalents	(237)	(470)

Net (decrease)/increase in cash and cash equivalents	(797)	663
Cash and cash equivalents at beginning of period	21,602	13,854

Cash and cash equivalents at end of period	20,805	14,517

The opening cash and cash equivalents balance has been adjusted by £7.1bn to reflect the application of IAS 32 and IAS 39.

In 2005 the inflow from securitisations of £14.0bn (2004: £4.2bn) is included in net cash inflow from financing activities and net cash outflow from operating activities.

BARCLAYS PLC

OTHER INFORMATION

Registered office

1 Churchill Place, London, E14 5HP, England, United Kingdom. Tel: +44 (0) 20 7116 1000.

Company number: 48839.

Website

www.barclays.com

Registrar

The Registrar to Barclays PLC, The Causeway, Worthing, West Sussex, BN99 6DA, England, United Kingdom.

Tel: + 44 (0) 870 609 4535.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-212-815-3700, whose domestic telephone number is 1-888-BNY-ADRS and whose address is The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258.

Filings with the SEC

Statutory accounts for the year ended 31st December 2005, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166, United States of America or from the Director, Investor Relations at Barclays registered office address, shown above, once they have been published in late March. Once filed with the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations’ website (details below) and from the SEC’s website (www.sec.gov).

Results timetable
Ex Dividend Date	Wednesday, 1st March 2006
Dividend Record Date	Friday, 3rd March 2006
2006 Annual General Meeting	Thursday, 27th April 2006
Dividend Payment Date	Friday, 28th April 2006
2006 Trading Update*	Thursday, 25th May 2006
2006 Interim Results Announcement*	Thursday, 3rd August 2006

*	Note that these announcement dates are provisional and subject to change.

Economic data	2005	2004
Period end - US$/£	1.72	1.92
Average - US$/£	1.82	1.83
Period end - €/£	1.46	1.41
Average - €/£	1.46	1.47
Period end - R/£	10.87	10.86
Average - R/£	11.57	11.83

BARCLAYS PLC

OTHER INFORMATION

For further information please contact:

Investor Relations	Media Relations
Mark Merson/James S Johnson	Stephen Whitehead/Chris Tucker
+44 (0) 20 7116 5752/2927	+44 (0) 20 7116 6060/6223

More information on Barclays can be found on our website at the following address:

www.investorrelations.barclays.co.uk

BARCLAYS PLC

Index of Main Reference Points

Acquisitions and disposals	58
Additional information	57
Allowance for impairment on loans and advances	65
Amortisation of intangible assets	42
Available for sale financial investments	69
Balance sheet (consolidated)	4-5
Barclaycard	8, 26
Barclays Capital	7, 18
Barclays Global Investors	7, 20
Basis of preparation	57
Capital ratios	47
Capital resources	46
Cash flow statement - summary (consolidated)	76
Change in accounting estimate	59
Competition and regulatory matters	60
Contingent liabilities and commitments	72
Derivative financial instruments	61
Dividends on ordinary shares	45
Daily Value at Risk (DVaR)	74
Earnings per share	45
Economic capital	50
Economic capital demand	51
Economic capital supply	53
Economic data	77
Financial highlights	2
Goals reporting	55
Group share schemes	59
Group structure changes from 2004	57
Head office functions and other operations	9, 34
Hedge accounting	59
IFRS	ii
Impairment charge and other credit provisions	40
Income statement (consolidated)	3
Insurance assets	70
Insurance contract liabilities	70
International Retail and Commercial Banking	8, 29
excluding Absa	8, 30
Absa	8, 32
Legal proceedings	72
Loans and advances to banks	63
Loans and advances to customers	64
Market risk	73
Net fee and commission income	37
Net premiums from insurance contracts	39
Net claims and benefits paid on insurance contracts	39
Net interest income	36
Operating expenses	41
Other assets	70
Other information	77
Other liabilities	71
Other income	39
Other provisions for liabilities	71
Performance ratios	2
Potential credit risk loans	67
Principal transactions	38
Profit attributable to minority interests	44
Profit before tax	1
Recent developments	60
Reconciliation of regulatory capital	48
Results by business	6
Results timetable	77
Retirement benefit liabilities	71
Risk asset ratio	47
Risk Tendency	56
Share capital	59
Share of post-tax results of associates and joint ventures	44
Staff costs	42
Staff numbers	43
Statement of recognised income and expense (consolidated)	75
Summary of key information	1
Tax	44
Total assets	11, 49
UK Banking	6, 12
UK Business Banking	6, 16
UK Retail Banking	6, 14
Wealth Management	7, 22
Wealth Management-closed life assurance activities	7, 24
Weighted risk assets	11, 49

BARCLAYS BANK PLC

BARCLAYS BANK PLC IS A WHOLLY OWNED SUBSIDIARY OF BARCLAYS PLC

The Directors report the following results of the Barclays Bank PLC Group for the year ended 31st December 2005:

CONSOLIDATED INCOME STATEMENT

	2005	2004
	£m	£m
Continuing operations
Interest income	17,232	13,880
Interest expense	(9,157)	(7,047)
Net interest income	8,075	6,833
Fee and commission income	6,430	5,509
Fee and commission expense	(725)	(662)
Net fee and commission income	5,705	4,847
Net trading income	2,321	1,487
Net investment income	858	1,027
Principal transactions	3,179	2,514
Net premiums from insurance contracts	872	1,042
Other income	178	140

Total income	18,009	15,376
Net claims and benefits paid on insurance contracts	(645)	(1,259)

Total income net of insurance claims	17,364	14,117
Impairment charge and other credit provisions	(1,571)	(1,093)

Net income	15,793	13,024

Operating expenses excluding amortisation of intangible assets	(10,448)	(8,514)
Amortisation of intangible assets	(79)	(22)
Operating expenses	(10,527)	(8,536)

Share of post-tax results of associates and joint ventures	45	56
Profit on disposal of associates and joint ventures	—	45

Profit before tax	5,311	4,589
Tax	(1,439)	(1,279)

Profit for the year	3,872	3,310

Profit attributable to minority interests	177	47
Profit attributable to equity holders	3,695	3,263

	3,872	3,310

The information in this announcement, which was approved by the Board of Directors on 20th February 2006, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’). Statutory accounts will be delivered to the Registrar of Companies in accordance with Section 242 of the Act.

BARCLAYS BANK PLC

CONSOLIDATED BALANCE SHEET

	2005	As at 01.01.05	2004
	£m	£m	£m
Assets
Cash and balances at central banks	3,506	3,238	1,753
Items in the course of collection from other banks	1,901	1,772	1,772
Treasury bills and other eligible bills	—	—	6,658
Trading portfolio assets	155,730	110,044	—
Financial assets designated at fair value:
—held on own account	12,904	9,799	—
—held in respect of linked liabilities to customers under investment contracts	83,193	63,124	—
Derivative financial instruments	136,823	94,211	—
Loans and advances to banks	31,105	25,728	80,632
Loans and advances to customers	268,896	207,259	262,409
Debt securities	—	—	130,311
Equity shares	—	—	11,518
Available for sale financial investments	53,703	48,227	—
Reverse repurchase agreements and cash collateral on securities borrowed	160,398	139,574	—
Other assets	4,620	3,647	25,915
Insurance assets including unit linked assets	114	109	8,576
Investments in associates and joint ventures	546	429	429
Goodwill	6,022	4,518	4,518
Intangible assets	1,269	139	139
Property, plant and equipment	2,754	2,282	2,282
Deferred tax assets	686	1,641	1,388

Total assets	924,170	715,741	538,300

BARCLAYS BANK PLC

CONSOLIDATED BALANCE SHEET

	2005	As at 01.01.05	2004
	£m	£m	£m
Liabilities
Deposits from banks	75,127	74,735	111,024
Items in the course of collection due to other banks	2,341	1,205	1,205
Customer accounts	238,684	194,478	217,492
Trading portfolio liabilities	71,564	59,114	—
Financial liabilities designated at fair value:
—held on own account	33,385	5,320	—
Liabilities to customers under investment contracts	85,201	64,609	—
Derivative financial instruments	137,971	94,429	—
Debt securities in issue	103,328	76,154	83,842
Repurchase agreements and cash collateral on securities lent	121,178	98,582	—
Other liabilities	11,131	9,903	82,970
Current tax liabilities	747	621	621
Insurance contract liabilities, including unit-linked liabilities	3,767	3,596	8,377
Subordinated liabilities:
—Undated loan capital – non convertible	4,397	4,208	6,149
—Dated loan capital – convertible	38	15	15
—Dated loan capital – non convertible	8,028	6,383	6,113
Deferred tax liabilities	700	1,397	1,362
Other provisions for liabilities	517	403	416
Retirement benefit liabilities	1,823	1,865	1,865

Total liabilities	899,927	697,017	521,451

Shareholders’ equity
Called up share capital	2,348	2,316	2,316
Share premium account	8,882	6,531	6,531
Available for sale reserve	257	336	—
Cash flow hedging reserve	70	302	—
Other shareholders’ funds	2,490	2,494	—
Translation reserve	156	(58)	(58)
Retained earnings	8,462	6,657	7,849

Shareholders’ equity excluding minority interests	22,665	18,578	16,638
Minority interests	1,578	146	211

Total shareholders’ equity	24,243	18,724	16,849

Total liabilities and shareholders’ equity	924,170	715,741	538,300

BARCLAYS BANK PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2005	2004
	£m	£m
Net movements in available for sale reserve	(77)	—
Net movements in cash flow hedging reserve	(119)	—
Currency translation differences arising during the year	300	(58)
Tax	50	—
Other movements	(102)	—

Amounts included directly in equity	52	(58)
Profit for the year	3,872	3,310

Total recognised income and expense for the year	3,924	3,252

Attributable to:
Equity holders	3,659	3,205
Minority interests	265	47

	3,924	3,252

The consolidated statement of recognised income and expense reflects the accumulated income and expense for the year, including items taken directly to equity and reserves.

In accordance with IAS 39, gains or losses arising from the change in fair value of available for sale assets are recognised in the available for sale reserve except for impairment losses and foreign exchange gains on monetary items such as debt securities, which are recognised in income. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to income.

In accordance with IAS 39, cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The gains and losses deferred in this reserve are transferred to income in the same period or periods during which the hedged item effects profit or loss.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the translation reserve and transferred to income on the disposal of the net investment.

Tax comprises tax on items taken directly to reserves, including tax on the available for sale reserve and cash flow hedging reserve.

Other movements primarily reflects the change in insurance liabilities taken directly to reserves.

BARCLAYS BANK PLC

CONSOLIDATED CASH FLOW STATEMENT

	2005[1]	2004
	£m	£m
Net cash (outflow)/inflow from operating activities	(10,468)	5,204
Net cash outflow from investing activities	(5,321)	(7,033)
Net cash inflow from financing activities	14,829	2,962
Net gain on exchange rate changes on cash and cash equivalents	(237)	(470)

Net (decrease)/increase in cash and cash equivalents	(1,197)	663
Cash and cash equivalents at beginning of period	21,602	13,854

Cash and cash equivalents at end of period	20,405	14,517

[1]	The opening cash equivalents balance includes the impacts of adopting IAS 32 and IAS 39 and IFRS 4, which have not been applied to 2004 comparatives, in accordance with IFRS 1.

BARCLAYS BANK PLC

NOTES

1.	Basis of preparation

The Group has adopted the requirements of International Financial Reporting Standards and International Accounting Standards (collectively IFRS) as adopted by the European Union for the first time for the purpose of preparing financial statements for the year ended 31st December 2005. The reconciliations required by IFRS 1 will be provided in the 2005 Annual Report. The Group has applied IFRS from 1st January 2004, with the exception of the standards relating to financial instruments and insurance contracts, which are applied only with effect from 1st January 2005. The impacts of adopting IAS 32, IAS 39 and IFRS 4 are not included in the 2004 comparatives in accordance with IFRS 1 and financial instruments and insurance contracts are accounted for in accordance with UK GAAP in 2004. Therefore, the results for 2005 are not entirely comparable to those for 2004 in affected areas. Dashes have been used to indicate where changes in policy cause an item to be not applicable and where there is no amount to report.

2.	Authorised share capital

Ordinary shares

The authorised ordinary share capital of Barclays Bank PLC at 31st December 2005 was 3,000 million (2004: 3,000 million) ordinary shares of £1 each.

Preference shares	2005	2004
	‘000	‘000
Authorised share capital – shares of £1 each	1	1
Authorised share capital – shares of £100 each	400	—
Authorised share capital – shares of US$0.01 each[1]	—	150,000
Authorised share capital – shares of US$0.25 each[1]	80,000	—
Authorised share capital – shares of US$100 each	400	—
Authorised share capital – shares of €100 each	400	400

3.	Issued share capital

Ordinary shares

The issued ordinary share capital of Barclays Bank PLC at 31st December 2005 comprised 2,318 million (2004: 2,309 million) ordinary shares of £1 each.

The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC.

Preference shares

The issued preference share capital of Barclays Bank PLC at 31st December 2005 comprised £30m (2004: £7m) of preference shares of the following denominations:

	2005	2004
	‘000	‘000
Issued and fully paid shares of £1 each	1	1
Issued and fully paid shares of £100 each	75	—
Issued and fully paid shares of US$0.01 each	—	—
Issued and fully paid shares of US$0.25 each	—	—
Issued and fully paid shares of US$100 each	100	—
Issued and fully paid shares of €100 each	240	100

4.	Staff numbers

On a full time equivalent basis the total permanent and contract staff at 31st December 2005 was 113,300 (2004: 78,400). Additionally, temporary and agency staff totalled 7,000 (2004: 4,300).

[1]	On 1st June 2005, Barclays Bank PLC consolidated the 150,000,000 preference shares of US$0.01 into 6,000,000 preference shares of US$0.25 each, and authorised a further 74,000,000 of such shares.